SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Aerohive Networks, Inc.

(Name of Subject Company)

Aerohive Networks, Inc.

(Name of Person Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

007786106

(CUSIP Number of Class of Securities)

David K. Flynn

President and Chief Executive Officer

Aerohive Networks, Inc.

1011 McCarthy Boulevard

Milpitas, California 95035

(408) 510-6100

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Mark Baudler & Robert Ishii Wilson Sonsini Goodrich & Rosati, Professional Corporation One Market Plaza, Spear Tower Suite 3300 San Francisco, California 94105 (415) 947-2000	Steve Debenham Vice President, General Counsel & Secretary Aerohive Networks, Inc. 1011 McCarthy Boulevard Milpitas, California 95035 (408) 510-6100

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1. Subject Company Information.

Name and Address.

The name of the subject company is Aerohive Networks, Inc., a Delaware corporation (“Aerohive” or the “Company”). Unless the context indicates otherwise, we use the terms “us,” “we” and “our” to refer to Aerohive. The address of Aerohive’s principal executive office is 1011 McCarthy Boulevard, Milpitas, California 95035. The telephone number of Aerohive’s principal executive office is (408) 510-6100.

Securities.

This Solicitation/Recommendation Statement on Schedule 14D-9 (this “Schedule 14D-9”) relates to the common stock, $0.001 par value per share, of Aerohive (the “Shares”). As of the close of business on July 8, 2019, the latest practicable date prior to the filing of this Schedule 14D-9, there were (i) 57,385,708 Shares issued and outstanding, (ii) 9,654,717 Shares reserved for future issuance or otherwise deliverable under Aerohive’s 2006 Global Share Plan or Aerohive’s 2014 Equity Incentive Plan, (iii) 3,193,659 Shares issuable upon or otherwise deliverable in connection with the exercise of outstanding stock options, (iv) 5,206,909 Shares issuable upon or otherwise deliverable in connection with the vesting or settlement of restricted stock units, (v) 846,986 Shares issuable upon or otherwise deliverable in connection with the vesting or settlement of performance stock units, and (vi) 1,327,504 Shares authorized for issuance pursuant to Aerohive’s 2014 Employee Stock Purchase Plan.

Item 2. Identity and Background of Filing Person.

Name and Address.

Aerohive, the subject company, is the person filing this Schedule 14D-9. The name, business address and business telephone number of Aerohive are set forth in “Item 1. Subject Company Information—Name and Address” above.

Tender Offer.

This Schedule 14D-9 relates to the tender offer by Clover Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Extreme Networks, Inc., a Delaware corporation (“Extreme”), as disclosed in the Tender Offer Statement on Schedule TO (together with the exhibits thereto, as amended, the “Schedule TO”), filed by Purchaser and Extreme with the Securities and Exchange Commission (the “SEC”) on July 12, 2019 pursuant to which Purchaser has offered to purchase all of the outstanding Shares for a purchase price of $4.45 per Share, in cash (the “Offer Price”), without interest, subject to any applicable withholding of taxes, upon the terms and subject to the conditions set forth in Purchaser’s Offer to Purchase, dated July 12, 2019 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal”), which, together with the Offer to Purchase and other related materials, as each may be amended, supplemented or otherwise modified from time to time in accordance with the Merger Agreement (as defined below), constitute the “Offer.” A copy of the Offer to Purchase and Letter of Transmittal are being mailed with this Schedule 14D-9 and are filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, and are incorporated herein by reference.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of June 26, 2019 (as such agreement may be amended from time to time in accordance therewith, the “Merger Agreement”), by and among Extreme, Purchaser, and Aerohive. The Merger Agreement provides, among other things, that the Offer is conditioned upon (i) there being validly tendered in the Offer and not properly withdrawn prior to the expiration date of the Offer, that number of Shares which, together with the number of Shares (if any) then owned by Extreme or any of its wholly-owned direct or indirect subsidiaries, including the Purchaser, represents at least a majority of the Shares then outstanding (determined in accordance with the Merger Agreement) and no less than a majority of the voting power of the shares of capital stock of Aerohive then outstanding (determined in accordance with the Merger Agreement) and entitled to vote upon the adoption of the Merger Agreement and approval of the Merger (excluding from the number of tendered Shares, but not from the number of outstanding Shares, Shares tendered pursuant to guaranteed delivery procedures (to the extent such procedures are permitted by the Purchaser) that have not yet been delivered in settlement or satisfaction of such guarantee) (collectively, the “Minimum Condition”), (ii) the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and the German Act against Restraints of Competition, having expired or been terminated, and (iii) the satisfaction or waiver by the Purchaser of the other conditions the Offer, as set forth in the Merger Agreement.

Further, the Merger Agreement provides that, as soon as practicable (and in any event within one (1) business day) after the acceptance for payment of the Shares tendered and not properly withdrawn pursuant to the Offer representing at least such number of Shares as shall satisfy the Minimum Condition in accordance with the terms of the Offer and the Merger Agreement (such time of acceptance, the “Acceptance Time”), and subject to the satisfaction or waiver of the applicable conditions set forth in the Merger Agreement, Purchaser will be merged with and into Aerohive (the “Merger”), with Aerohive continuing as the surviving corporation in the Merger and as a wholly-owned subsidiary of Extreme (the “Surviving Corporation”). The Merger will be effected pursuant to Section 251(h) of the Delaware General Corporation Law (the “DGCL”), which permits completion of the Merger without a vote of the Aerohive stockholders upon the acquisition by Purchaser of a majority of the Shares that are then issued and outstanding. Aerohive does not expect there to be a significant period of time between the consummation of the Offer and the consummation of the Merger. At the effective time of the Merger (the “Effective Time”), each Share not acquired in the Offer (other than Shares held by Aerohive, Extreme or Purchaser or Shares with respect to which appraisal rights are properly exercised under Section 262 of the DGCL if certain other conditions and statutory requirements described herein are met (“Dissenting Shares”)) will be converted into the right to receive the Offer Price (the “Merger Consideration”), without interest thereon and subject to any applicable withholding of taxes. As a result of the Merger, Aerohive will cease to be a publicly traded company and will become a wholly-owned subsidiary of Extreme.

The Offer and withdrawal rights will expire at midnight (New York City time) at the end of the day on August 8, 2019, subject to extension in certain circumstances as required or permitted by the Merger Agreement (as so extended, if applicable, the “Expiration Date”).

The foregoing summary of the Offer, the Merger, and the Merger Agreement is qualified in its entirety by the more detailed description and explanation contained in the Offer to Purchase and the Letter of Transmittal, copies of which have been filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively.

As set forth in the Schedule TO, the principal executive offices of Purchaser and Extreme are located at 6480 Via del Oro, San Jose, California, and the telephone number of their principal executive offices is (408) 579-2800.

Information relating to the Offer, including this Schedule 14D-9 and related documents, can be found on the SEC’s website at www.sec.gov, or the investor relations section of Aerohive’s website at ir.aerohive.com.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

Except as set forth in this Schedule 14D-9, to the knowledge of Aerohive, as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings, nor any actual or potential conflicts of interest, between Aerohive or any of its affiliates and (i) any of Aerohive’s executive officers, directors or affiliates or (ii) Purchaser or Extreme or any of their respective executive officers, directors or affiliates.

Arrangements with Purchaser, Extreme and Certain of Their Affiliates.

Merger Agreement.

On June 26, 2019, Aerohive, Extreme and Purchaser entered into the Merger Agreement. A summary of the Merger Agreement is contained in Section 11 of the Offer to Purchase, which is entitled “The Merger Agreement; Other Agreements” and is incorporated herein by reference. This summary does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

Holders of Shares and other interested parties should read the Merger Agreement for a more complete description of the provisions summarized in the Offer to Purchase. The Merger Agreement has been provided solely to inform holders of Shares of its terms. The representations, warranties and covenants contained in the Merger Agreement were made only for the purposes of such agreement, were made as of specific dates, were made solely for the benefit of the parties to the Merger Agreement and certain expressly identified third party beneficiaries and may not have been intended to be categorical statements of fact but, rather, as a way of allocating the risk among the parties to the Merger Agreement. In particular, the representations and warranties contained in the Merger Agreement were negotiated with the principal purposes of (i) establishing the circumstances in which a party to the Merger Agreement may not be obligated to consummate the Offer, the Merger and the other transactions contemplated by the Merger Agreement if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise and (ii) allocating risk between the parties to the Merger Agreement, rather than establishing matters as facts. In addition, such representations, warranties and covenants may have been modified, qualified or excepted by certain confidential disclosures or other information not reflected in the text of the Merger Agreement and may apply contractual standards of materiality and other qualifications and limitations in a way that is different from what may be viewed as material by holders of Shares or holders of shares of Extreme, or that may be different from materiality under applicable securities laws. Information concerning the subject matter of the representations and warranties, which do not purport to be accurate as of the date of the Offer to Purchase, may have changed since the date of the Merger Agreement and subsequent developments or new information qualifying a representation or warranty may have been included in the Offer to Purchase. Accordingly, none of the holders of Shares, holders of shares of Extreme or any other third parties should rely on the representations, warranties and covenants, or any descriptions thereof, as characterizations of the actual state of facts or conditions of Aerohive, Purchaser, Extreme or any of their respective subsidiaries or affiliates. Factual disclosures about Aerohive contained in public reports filed with the SEC may supplement, update or modify the factual disclosures contained in the Merger Agreement.

Confidentiality Agreement.

On April 8, 2019, Extreme and Aerohive entered into a Mutual Non-Disclosure Agreement (the “Non-Disclosure Agreement”) effective on April 1, 2019, pursuant to which, among other things, each of the parties thereto agreed, subject to certain exceptions, to keep confidential certain non-public information of the other party.

The foregoing summary description of the Non-Disclosure Agreement is qualified in its entirety by reference to the Non-Disclosure Agreement, which is filed as Exhibit (e)(2) to this Schedule 14D-9 and is incorporated herein by reference.

Exclusivity Agreement.

On May 31, 2019, Extreme and Aerohive entered into a letter agreement (the “Exclusivity Agreement”), which set forth certain terms on which Extreme and Aerohive would conduct negotiations regarding the possible acquisition of Aerohive by Extreme that resulted in the execution of the Merger Agreement. The Exclusivity Agreement provided for an exclusivity period that would terminate upon the earlier of (i) 11:59 p.m. Eastern

Time on June 30, 2019, (ii) the time a definitive written agreement providing for the acquisition of Aerohive by Extreme is executed, (iii) the time Aerohive receives written notice from Extreme that Extreme is terminating negotiations with respect to the acquisition of Aerohive by Extreme, or (iv) the time that Extreme provides notice to Aerohive that Extreme is proposing to reduce its proposed purchase price below $4.45 per share in cash.

The Exclusivity Agreement required, among other things, that, during the exclusivity period, Aerohive not, and cause its representative not to, directly or indirectly, (i) initiate, solicit, knowingly facilitate or knowingly encourage any inquiries, discussions or proposals regarding an Alternative Transaction (as defined in the Exclusivity Agreement), (ii) continue, propose, enter into or participate in negotiations or discussions with respect to an Alternative Transaction, or (iii) enter into any letter of intent, agreement in principle, acquisition agreement or other agreement or understanding providing for, an Alternative Transaction. The Exclusivity Agreement also provided that during the exclusivity period, Aerohive notify Extreme of any proposal it receives regarding an Alternative Transaction within one (1) business day of receipt of any such proposal and include in such notice the identity of the person or group of persons involved as well as the material terms of such proposal.

The foregoing summary description of the Exclusivity Agreement is qualified in its entirety by reference to the Exclusivity Agreement, which is filed as Exhibit (e)(3) to this Schedule 14D-9 and is incorporated herein by reference.

Tender and Support Agreement.

Concurrently with the execution of the Merger Agreement on June 26, 2019, Extreme and Purchaser entered into a Tender and Support Agreement with the directors of Aerohive, in their respective capacities as stockholders of Aerohive (the “Support Stockholders” and such agreement, the “Tender and Support Agreement”), pursuant to which each of the Support Stockholders agreed during the term of the Tender and Support Agreement, among other things:

(i) to tender or cause to be tendered (and not withdraw) all of such stockholder’s Shares into the Offer;

(ii) grant to and appoint Purchaser, Purchaser’s Chief Executive Officer and any designee thereof, such stockholder’s proxy and attorney-in-fact to attend any stockholder meeting and vote such stockholder’s shares (a) in favor of the approval and adoption of the Merger Agreement and the transactions contemplated thereunder and approve any proposal to adjourn or postpone such meeting to a later date, if there are insufficient votes to approve the Merger Agreement, and (b) against any action or agreement which would reasonably be expected to impede, delay, postpone, interfere with, nullify or prevent, in each case, in any material respect the Offer or the Merger;

(iii) not to directly or indirectly solicit, initiate, knowingly facilitate or knowingly encourage competing proposals or inquiries for Aerohive;

(iv) to waive such stockholder’s appraisal rights and not to commence or participate in class action lawsuits against Aerohive, its representatives and its successors in connection with the Merger Agreement, the Merger or other transactions contemplated by the Merger Agreement; and

(v) to certain restrictions on directly or indirectly transferring, selling, assigning, gifting, hedging, mortgaging, pledging or otherwise disposing of or limiting such stockholder’s right to vote any such Shares prior to termination of the Tender and Support Agreement.

The Tender and Support Agreement terminates automatically upon the first to occur of: (a) the termination of the Merger Agreement in accordance with its terms, (b) the Effective Time, (c) the entry, without the prior written consent of any Support Stockholder, into any amendment, waiver or modification to the Merger Agreement or the terms of, or conditions to, the Offer, that could or does (i) decrease the Offer Price, (ii) change the form of consideration payable in the Offer (other than adding consideration), or (iii) otherwise amend the Offer in any manner that is adverse to the Support Stockholder, or (d) the mutual written consent of Extreme and the Support Stockholders.

The Tender and Support Agreement does not impose any limitations or restrictions on any Support Stockholder in his or her capacity as a director, officer, or employee of Aerohive or any of its subsidiaries or as a trustee or fiduciary of any employee benefit plan or trust.

Prior to the execution and delivery of the Tender and Support Agreement, Aerohive’s board of directors (the “Board”) approved the form of the Tender and Support Agreement and the Support Stockholders execution and delivery of the same.

As of June 21, 2019, the Support Stockholders owned or controlled an aggregate of approximately 4% of the Shares.

The foregoing summary description of the Tender and Support Agreements is qualified in its entirety by reference to the form of Tender and Support Agreement, which is filed as Exhibit (e)(4) to this Schedule 14D-9 and is incorporated herein by reference.

Arrangements with Directors and Executive Officers of Aerohive.

Interests of Certain Persons.

The executive officers of Aerohive and the members of the Board may have interests in the Offer, the Merger and the other transactions contemplated by the Merger Agreement that are different from, or in addition to, the interests of Aerohive’s stockholders, generally. These interests may create potential conflicts of interest. The Board was aware of these interests and considered them, among other matters, in approving the Merger Agreement and the transactions contemplated thereby, as more fully discussed below in “Item 4. The Solicitation or Recommendation—Recommendation of the Board.”

Effect of the Offer, the Merger and the other transactions contemplated by the Merger Agreement on Shares and Equity Awards.

Consideration for Shares. If any of Aerohive’s directors and executive officers were to tender any Shares he or she owns for purchase pursuant to the Offer, he or she would receive the same consideration on the same terms and conditions as the other holders of Shares. As of July 8, 2019, Aerohive’s directors and executive officers (and their affiliates) owned 2,851,642 Shares in the aggregate (excluding Company Options, Company RSUs and Company PSUs (as such terms are defined below)). If the directors and executive officers (and their affiliates) were to tender and not withdraw all of their Shares outstanding as of July 8, 2019, pursuant to the Offer and those Shares were accepted for purchase and purchased by Extreme, the directors and executive officers (and their affiliates) would receive an aggregate of approximately $12,689,806.90 in cash on the basis of such Shares.

The following table sets forth the expected, approximate amount of the consideration that each of Aerohive’s directors and executive officers is entitled to receive in respect of his or her Shares (excluding Company Options, Company RSUs and Company PSUs) in connection with the consummation of the Offer, the Merger and the other transactions contemplated by the Merger Agreement, assuming that the Effective Time occurs on August 9, 2019 and that each individual receives the full consideration for all of the individual’s Shares. The information in the following table assumes that all listed Shares remain outstanding and held by such person until immediately prior to consummation of the Offer and that no additional Shares will be granted to such individuals.

Name	Number of Shares Owned(1)	Cash Consideration for Owned Shares ($)(2)
Non-Employee Directors
Ingrid Burton	0	0
Remo Canessa	124,195	552,669
Curtis E. Garner	82,615	367,637
Frank J. Marshall(3)	380,579	1,693,577
Conway “Todd” Rulon-Miller	179,961	800,826
John Gordon Payne	105,910	471,300

Executive Officers
David K. Flynn*(4)	1,632,966	7,266,699
John Ritchie	287,380	1,278,841
Alan Cuellar Amrod	58,036	258,260

*	Mr. Flynn is both a director and an executive officer.
(1)	Based on the number of Shares owned as of July 8, 2019.
(2)	Calculated based on (i) the number of owned Shares, multiplied by (ii) $4.45.
(3)	Includes 112,384 Shares held by Big Basin Partners LP, of which Mr. Marshall serves as a General Partner.
(4)	Includes 1,345,427 Shares held by the David and Pamela Flynn co-ttees Flynn Living Trust dtd 07/22/99.

Company Options. As of July 8, 2019, the Company’s non-employee directors held outstanding options to purchase an aggregate of 237,903 Shares with per share exercise prices ranging from $6.00 to $10.00, and the Company’s executive officers held outstanding options to purchase an aggregate of 1,983,000 Shares with per share exercise prices ranging from $0.70 to $9.575, granted under the Company’s 2006 Global Share Plan or the Company’s 2014 Equity Incentive Plan (each such plan, a “Company Stock Plan” and each such option, a “Company Option”).

Each Company Option with an exercise price per share that is less than the Offer Price that is outstanding and unvested immediately before the Effective Time and is held by an employee of Aerohive or any of its subsidiaries that continues such employment through the Effective Time (each, a “Company Employee”) or a non-employee service provider of Aerohive or any of its subsidiaries that continues such service through the Effective Time (each, a “Company Service Provider”) will be assumed by Extreme and converted automatically at the Effective Time into an option to purchase common stock of Extreme having, subject to applicable laws, the same terms and conditions as the Company Option (each, an “Assumed Option”), except that (i) each such Assumed Option will become exercisable in accordance with its terms for that number of whole shares of common stock of Extreme equal to the product of (x) the number of Shares that were issuable upon exercise of such Company Option immediately before the Effective Time, multiplied by (y) a fraction (such fraction, the “Exchange Ratio”), the numerator of which is the Offer Price and the denominator of which is the volume weighted average price for a share of common stock of Extreme on the New York Stock Exchange, calculated to four decimal places and determined without regard to after-hours trading or any other trading outside of the regular trading session trading hours, for the ten consecutive trading days ending on the third complete trading day before (and excluding) the date of the closing of the Merger (the “Closing Date”) as reported by Bloomberg, L.P., and rounding such product down to the nearest whole number of shares of common stock of Extreme and (ii) the per share exercise price for the shares of common stock of Extreme issuable upon exercise of such Assumed Option will be equal to the quotient determined by dividing (x) the exercise price per share at which such Company Option was exercisable immediately before the Effective Time by (y) the Exchange Ratio, and rounding such quotient up to the nearest whole cent.

Each Company Option that is outstanding and unexercised as of immediately before the Effective Time and does not constitute an Assumed Option will be canceled immediately before the Effective Time and converted automatically at the Effective Time into the right to receive an amount in cash (the “Option Consideration”), if any, equal to the product obtained by multiplying (i) the aggregate number of Shares subject to such Company Option that are vested as of immediately before the Effective Time (after giving effect to any applicable accelerated vesting in connection with the consummation of the Merger pursuant to a contract as in effect as of June 26, 2019, to which such Company Option is subject) and (ii) the excess, if any, of the Offer Price over the exercise price per share of such Company Option.

The following table sets forth the expected, approximate amount of the aggregate Option Consideration that each of the Company’s non-employee directors and executive officers is entitled to receive in connection with the consummation of the Offer, the Merger and the other transactions contemplated by the Merger Agreement, assuming that the Effective Time occurs on August 9, 2019, and that each individual receives the full Option Consideration for all of the individual’s Company Options. The information in the following table assumes that all listed Company Options remain outstanding in accordance with their terms and are not forfeited or exercised before immediately prior to the Effective Time, which for purposes of this table is assumed to occur on August 9, 2019 and that no additional Company Options will be granted to such individuals.

Name	Number of Shares Subject to Company Options(1)	Value of Company Options($)(2)
Non-Employee Directors
Ingrid Burton	0	0
Remo Canessa	66,920	0
Curtis E. Garner	64,063	0
Frank J. Marshall(3)	0	0
Conway “Todd” Rulon-Miller	40,000	0
John Gordon Payne	66,920	0

Executive Officers
David K. Flynn*	1,678,000	1,902,000
John Ritchie	245,000	0
Alan Cuellar Amrod	60,000	0

*	Mr. Flynn is both a director and an executive officer.
(1)

Based on the number of Shares subject to outstanding Company Options (whether vested or unvested) as of July 8, 2019. All of the Company Options held by the non-employee directors are fully vested as of July 8, 2019. The number of shares subject to the vested and unvested portions of such Company Options held by the executive officers, and the value (determined as the aggregate number of underlying shares multiplied by the Offer Price minus the aggregate exercise price with respect to such shares) of those portions of such Company Options are as follows:

Name	Number of Shares Subject to Vested Portion of Company Options (#)	Value of Vested Portion of Company Options ($)	Number of Shares Subject to Unvested Portion of Company Options (#)(a)	Value of Unvested Portion of Company Options ($)(a)
David K. Flynn	1,678,000	1,902,000	0	0
John Ritchie	241,145	0	3,855	0
Alan Cuellar Amrod	55,000	0	5,000	0

(a)

The number and value also represent the number of Shares and the value of such Shares, respectively, subject to the executive officer’s Company Options that would be eligible to accelerate vesting in the event of a qualifying termination of the executive officer’s employment with the Company pursuant to his Severance Agreement (as defined and discussed further below), assuming that such termination occurs on August 9, 2019, which for purposes of this table is assumed to be the date that the Effective Time occurs.

(2)

The dollar amounts shown in the table to which this footnote relates, as well as the table under footnote (1) above, are calculated based on (i) the number of Shares subject to Company Options as of July 8, 2019, set forth in the column immediately to its left, multiplied by (ii) the excess (if any) of the Offer Price over the per Share exercise price applicable to the Company Options.

Company RSUs. As of July 8, 2019, the Company’s non-employee directors held restricted stock units covering an aggregate of 224,300 Shares, and the Company’s executive officers held restricted stock units covering an aggregate of 922,211 Shares, granted pursuant to a Company Stock Plan and excluding any Company PSUs, as defined further below (a “Company RSU”).

Each Company RSU that is outstanding and unvested immediately before the Effective Time and is held by a Company Employee or Company Service Provider will be assumed by Extreme and converted automatically at the Effective Time into a restricted stock unit covering common stock of Extreme having, subject to applicable laws, the same terms and conditions as the Company RSU (each, an “Assumed RSU”), except that each such Company RSU will entitle the holder, upon settlement, to that number of whole shares of common stock of Extreme equal to the product of (i) the number of unvested Shares underlying such Company RSU immediately before the Effective Time, multiplied by (ii) the Exchange Ratio, and rounding such product down to the nearest whole number of shares of common stock of Extreme.

Each Company RSU that is outstanding and unexercised immediately before the Effective Time and is not an Assumed RSU will be canceled immediately before the Effective Time and converted automatically at the Effective Time into the right to receive an amount in cash (the “RSU Consideration”), if any, equal to the product obtained by multiplying (i) the aggregate number of vested Shares underlying such Company RSU as of immediately before the Effective Time (after giving effect to any applicable accelerated vesting in connection with the consummation of the Merger pursuant to a contract as in effect as of June 26, 2019, to which such Company RSU is subject) and (ii) the Offer Price.

The following table sets forth the expected, approximate amount of the RSU Consideration that each of the Company’s non-employee directors and executive officers is entitled to receive in connection with the consummation of the Offer, the Merger and the other transactions contemplated by the Merger Agreement, assuming that the Effective Time occurs on August 9, 2019, and that each individual receives the full RSU Consideration for all of the individual’s Company RSUs (but excluding any Company PSUs). The information in the following table assumes that all listed Company RSUs remain outstanding in accordance with their terms and are not forfeited before immediately prior to the Effective Time, which for purposes of this table is assumed to occur on August 9, 2019, and that no additional Company RSUs will be granted to such individuals.

Name	Number of Shares Subject to Company RSUs (1)(2)	Value of Company RSUs ($)(2)(3)
Non-Employee Directors
Ingrid Burton	44,620	198,559
Remo Canessa	35,936	159,915
Curtis E. Garner	35,936	159,915
Frank J. Marshall	35,936	159,915
Conway “Todd” Rulon-Miller	35,936	159,915
John Gordon Payne	35,936	159,915

Executive Officers
David K. Flynn*	221,334	984,936
John Ritchie	350,126	1,558,061
Alan Cuellar Amrod	350,751	1,560,842

*	Mr. Flynn is both a director and an executive officer.

(1)	Based on the number of Shares subject to Company RSUs (excluding Company PSUs) outstanding as of July 8, 2019.
(2)

The number and value also represent the number of Shares and the value of such Shares, respectively, subject to the executive officer’s Company RSUs (excluding Company PSUs) that would be eligible to accelerate vesting in the event of a qualifying termination of the executive officer’s employment with the Company pursuant to his Severance Agreement, assuming that such termination occurs on August 9, 2019, which for purposes of this table is assumed to be the date that the Effective Time occurs.

(3)	Calculated based on (i) the number of Shares subject to Company RSUs (excluding Company PSUs) held by the director or executive officer multiplied by (ii) the Offer Price.

Company PSUs. As of July 8, 2019, the Company’s executive officers held restricted stock units that were granted subject to vesting (whether in addition to any other vesting conditions or solely) based on the achievement of performance goals or market-based conditions pursuant to a Company Stock Plan (a “Company PSU”) covering a maximum aggregate of 636,158 Shares. None of the Company’s non-employee directors hold any Company PSUs. The vesting of Company PSUs outstanding immediately before the Effective Time will accelerate in full as of immediately before the Effective Time and each Company PSU will be canceled immediately before the Effective Time and converted automatically at the Effective Time into the right to receive an amount in cash (the “PSU Consideration”), if any, equal to the product obtained by multiplying (i) the aggregate number of Shares underlying such Company PSU as of immediately before the Effective Time and (ii) the Offer Price.

The following table sets forth the expected, approximate amount of the PSU Consideration that each of the Company’s executive officers is entitled to receive in connection with the consummation of the Offer, the Merger and the other transactions contemplated by the Merger Agreement, assuming that the Effective Time occurs on August 9, 2019, and that each individual receives the full PSU Consideration for all of the individual’s Company PSUs. The information in the following table assumes that all listed Company PSUs remain outstanding in accordance with their terms and are not forfeited before immediately prior to the Effective Time, which for purposes of this table is assumed to occur on August 9, 2019, and that no additional Company PSUs will be granted to such individuals.

Name	Number of Shares Subject to Company PSUs(1)(2)(3)(5)	Value of Company PSUs ($)(3)(4)
Executive Officers
David K. Flynn*	277,000	1,232,650
John Ritchie	175,829	782,439
Alan Cuellar Amrod	183,329	815,814

*	Mr. Flynn is both a director and an executive officer.
(1)	Based on the number of Shares subject to Company PSUs outstanding as of July 8, 2019.
(2)

For all Company PSUs, 100% of the Shares subject to the award become eligible to vest based upon full achievement of the applicable performance goals. Accordingly, achievement of the applicable performance goals at 100% of target levels results in the maximum number of Shares subject to the award becoming eligible to vest.

(3)

The number and value also represent the number of Shares and the value of such Shares, respectively, subject to the executive officer’s Company PSUs that would be eligible to accelerate vesting either (i) in the event of a qualifying termination of the executive officer’s employment with the Company within the period beginning 30 days before the Closing Date and ending 12 months after the Closing Date pursuant to his Severance Agreement (as defined below), and assuming that such termination occurs on August 9, 2019, which for purposes of this table is assumed to be the date that the Effective Time occurs, or (ii) as of immediately before the Effective Time pursuant to the Merger Agreement.

(4)	Calculated based on (i) the number of Shares subject to the Company PSUs held by the executive officer multiplied by (ii) the Offer Price.
(5)	As of July 8, 2019, all PSUs held by Aerohive’s executive officers remain subject to performance goals.

Treatment of Equity Awards held by Directors and Executive Officers. All Company Options that are not Assumed Options, Company RSUs that are not Assumed RSUs, and Company PSUs held by Aerohive’s directors and executive officers will be canceled in exchange for the Option Consideration, RSU Consideration, and PSU Consideration, respectively, described above. The vesting of Company RSUs held by Aerohive’s directors will become fully vested as of immediately prior to the Effective Time pursuant to the terms of the Merger Agreement, as described above. In addition, Aerohive’s executive officers are eligible to receive the following:

•

David K. Flynn, John Ritchie and Alan Cuellar Amrod each entered into a Separation and Change in Control Severance Agreement with Aerohive, pursuant to which if, during the Change of Control Period (as defined below), (1) the applicable executive officer’s employment is terminated by Aerohive without Cause (as defined in the Severance Agreement) and not due to his death or disability or (2) he resigns for Good Reason (as defined below), he is entitled to accelerated vesting of 100% of his outstanding equity awards (with performance-based awards vesting at 100% of target levels of performance) and a 12-month post-termination exercisability period for his stock options and stock appreciation rights. See “—Change of Control and Severance Agreements for Named Executive Officers” below for an additional description; and

•

Messrs. Flynn, Ritchie and Amrod each may receive accelerated vesting of 100% of his outstanding equity awards (with performance-based awards granted under the 2014 Equity Incentive Plan vesting at 100% of target levels of performance) upon a termination of his employment due to death or total and permanent disability. See “—Vesting Acceleration Upon Termination Due to Death and Disability” below for an additional description.

Vesting Acceleration Upon Termination Due to Death and Disability. Under each Company Stock Plan, if an employee (including Messrs. Flynn, Ritchie and Amrod) or non-employee director who has provided services to Aerohive or any of its parent or subsidiary companies in good standing in such capacity for more than one year (and, in the case of an employee, on a regular, full-time basis) ceases to be a service provider due to his or her death or total and permanent disability, then he will receive accelerated vesting of 100% of his outstanding equity awards (with performance-based awards granted under the 2014 Equity Incentive Plan vesting at 100% of target levels of performance). As of July 8, 2019, each of our non-employee directors (other than Ms. Burton, who became a member of our Board in March 2019) has provided more than one year of service to Aerohive.

Employee Stock Purchase Plan. The Merger Agreement provides that after June 26, 2019, no new offering period will begin under Aerohive’s 2014 Employee Stock Purchase Plan (the “ESPP”) and no new participants will be permitted in the ESPP. In addition, the Merger Agreement provides for Aerohive to (i) cause any offering period under the ESPP to terminate by the earlier of the date immediately before the Closing Date and July 31, 2019 (the “Final Exercise Date”), (ii) make prorated adjustments necessary to reflect the shortened offering period, which otherwise will be treated as a fully effective and completed offering period under the ESPP, and (iii) cause each participant’s outstanding option under the ESPP to be exercised as of the Final Exercise Date. Subject to the Closing, the ESPP will be terminated as of no later than immediately before the Effective Time.

Change of Control and Severance Agreements for Named Executive Officers.

We previously entered into a Separation and Change in Control Severance Agreement (the “Severance Agreements”) with each of Messrs. Flynn, Ritchie and Amrod.

Each Severance Agreement provides that if (x) we terminate the applicable executive officer’s employment with us without Cause (as defined in the Severance Agreement) and not due to the executive officer’s death or disability, or (y) the executive officer terminates his employment for Good Reason (as defined in the Severance Agreement), and in each case the termination occurs during the period beginning 30 days prior to and ending 12 months following a Change in Control (as defined in the Severance Agreement and which includes the Merger), then the executive officer will receive the following severance:

(i)

Lump sum severance payment equal to 12 months of the executive officer’s base salary in effect immediately prior to the Change in Control or employment termination, whichever amount is greater, plus an amount equal to 100% of the greater of (a) the executive officer’s most recent actual annual bonus or (b) the executive officer’s then-target annual bonus;

(ii)

Lump sum severance payment equal to 100% of the greater of (a) the executive officer’s most recent actual annual bonus or (b) the executive officer’s then-target annual bonus, in each case prorated for partial year of service for the year in which the employment termination occurs;

(iii)

Reimbursements for continuing payments of COBRA continuation coverage for a period of up to 12 months, provided that such reimbursements will be made in taxable payments at twice such amounts if applicable law limits our ability to provide non-taxable reimbursements to the executive officer;

(iv)	100% vesting of any equity awards outstanding as of the date of employment termination, with any performance-based awards deemed achieved at 100% of the applicable target levels; and

(v)

Stock options and stock appreciation rights outstanding as of the employment termination date will have a post-termination exercisability period that ends on the date 12 months following the employment termination date, provided that no award may be exercised after expiration of the award’s maximum term.

The table below sets forth, for each of our executive officers, the estimated value of the cash severance payments and continued health coverage benefits the executive officer would receive under his Severance Agreement upon a qualifying termination of employment, assuming that the qualifying termination of employment occurs on the same date as the Effective Time, which for purposes of this table is assumed to occur on August 9, 2019. The vesting acceleration of equity awards that the executive officers would receive under his Severance Agreement upon a qualifying termination of employment is as described further above.

Name	Salary Severance ($)(1)	Bonus Severance ($)(2)	Prorated Bonus Severance ($)(3)	Other Benefits ($)(4)	Total ($)
David K. Flynn	380,000	376,200	228,552	31,387	1,016,138
John Ritchie	365,000	216,700	131,651	31,387	744,738
Alan Cuellar Amrod	365,000	216,700	131,651	22,512	735,864

(1)	Represents the lump sum cash amount equal to 12 months of the executive officer’s base salary.
(2)

Represents the lump sum cash amount equal to 100% of the executive officer’s target annual bonus for 2019 (which is the greater of (a) the executive officer’s most recent actual annual bonus or (b) the executive officer’s then-target annual bonus).

(3)

Represents the lump sum cash amount equal to 100% of the executive officer’s target annual bonus for 2019 (which is the greater of (a) the executive officer’s most recent actual annual bonus or (b) the executive officer’s then-target annual bonus), prorated for partial year of service from January 1, 2019, through August 9, 2019, which for purposes of this table assumes that the executive officer’s employment terminates on such date.

(4)	Represents the estimated value of reimbursement of continued health coverage under COBRA for a period of 12 months.

Each Severance Agreement provides that to receive the foregoing severance benefits, the applicable executive officer must first sign and not revoke a release of claims in our favor and continue to comply with the terms of the Severance Agreement and any confidential information and invention assignment agreement between the executive officer and Aerohive (which includes a requirement for continued compliance with confidentiality obligations, as well as a non-solicitation of employees obligation for a period of 12 months following employment termination). Each Severance Agreement also provides that if the severance benefits provided in the Severance Agreement or otherwise payable to the executive officer would constitute “parachute payments” that would subject the executive officer to any excise tax under the golden parachute rules under the Internal Revenue Code, the severance benefits will either be delivered in full or delivered to a lesser extent so as not to be subject to the excise tax, whichever of the foregoing amounts would provide the executive officer the greater amount of severance benefits on an after-tax basis.

As defined in the Severance Agreements, “Cause” generally means (i) engaging in misconduct that is demonstrably and materially injurious to us, or the commission of any act of fraud, misappropriation, or any other intentional, wrongful or unlawful act by the executive officer, including, without limitation, any intentional, wrongful or unlawful act of deceit, dishonesty, insubordination or other acts of moral turpitude, in connection with the executive officer’s employment with us; (ii) the executive officer’s conviction of, or plea of guilty or no contest to, a crime involving moral turpitude, or any felony (whether or not subject to an appeal); (iii) an intentional, wrongful or unlawful breach by the executive officer of any fiduciary duty which the executive officer owes to us; (iv) commission of any acts of gross negligence or willful misconduct in connection with the executive officer’s employment with us; (v) willful or continued breach of a fiduciary duty or other duty or obligation under our then-existing code of business conduct; (vi) violation of a federal or state law or regulation applicable to our business, which violation has or is likely to be injurious to us in our Board’s reasonable determination; (vii) any act of personal dishonesty the executive officer takes in connection with the executive officer’s responsibilities as an executive officer which results in the executive officer’s substantial personal enrichment, (viii) the executive officer’s criminal charge of a felony which our Board reasonably determines has had or will have a material detrimental effect on our reputation or business; or (ix) the executive officer’s willful act that constitutes (A) a material breach of a material provision of any agreement between the executive officer and us, including the Severance Agreement or accompanying agreements, or (B) the executive officer’s willful or continued failure to perform the executive officer’s duties or obligations as an executive officer, or (C) a material failure by the executive officer to comply with our written policies or rules of employment in good standing, in each case under this clause if such breach or failure has not been or, in our Board’s determination, cannot be, cured within 30 days after written notification to the executive officer of such breach or failure.

As defined in the Severance Agreements, “Good Reason” generally means the executive officer’s voluntary termination of employment with us within 90 days following the expiration of any cure period available to us, following one or more of the following occurring without the executive officer’s prior written consent: (i) a material reduction of the executive officer’s duties, authority, or responsibilities, relative to his or her duties, authority, or responsibilities as in effect immediately prior to such reduction, provided, that if, with respect to Messrs. Flynn and Amrod (but not Mr. Ritchie), following a Change in Control the executive officer remains in the same function in a division or subsidiary of the acquiror comprising substantially all of our business, that will not in itself constitute Good Reason; (ii) a material reduction in the executive officer’s base salary, as in effect immediately prior to such reduction, other than as the executive officer may agree in writing or in connection with a similar reduction for all our similarly situated executives; (iii) a material reduction in the executive officer’s annual target bonus as a percentage of the executive officer’s base salary, as in effect immediately prior to such reduction, other than in connection with a similar reduction for all our similarly situated executives; (iv) relocation of the executive officer’s principal place of work to a location that is more than 30 miles from the executive officer’s principal place of work immediately prior to such relocation; or (v) our failure to obtain assumption of the Severance Agreement by any successor. However, in order to resign for Good Reason, the executive officer is required first to provide us with written notice within 90 days of becoming aware of the initial existence of the condition that he believes constitutes Good Reason and within two years of the initial existence of such condition, specifically identifying the acts or omissions constituting the grounds for Good Reason and providing to us a reasonable cure period of not less than 30 days following the date of such written notice, during which we have not cured such grounds.

Employee Matters Following the Effective Time.

The Merger Agreement provides that, for a period of 12 months following the Effective Time, Extreme will provide to each employee of Aerohive or any of its subsidiaries who continues employment at the Effective Time with Extreme, Aerohive, any of their subsidiaries, or the Surviving Corporation (each, a “Continuing Employee”) (i) an annual base salary or base wages and target bonus opportunity that are substantially comparable to the annual base salary or base wages and target bonus opportunity provided to similarly situated employees of Extreme or its subsidiaries and (ii) other benefits that are substantially comparable (in the aggregate) to either the benefits provided to employees of Aerohive as of immediately before the Effective Time or the benefits provided to similarly situated employees of Extreme or its subsidiaries. The Merger Agreement provides that, for a period of 12 months following the Effective Time, Extreme will maintain, for Continuing Employees, Aerohive’s standard severance guidelines in effect as of the date of the Merger Agreement.

Each Continuing Employee will be credited for service to Aerohive, its subsidiaries, and their predecessors before the Effective Time to the same extent as such Continuing Employee was entitled before the Effective Time under any similar Aerohive benefit plan in which the Continuing Employee participated or was eligible to participate immediately before the Effective Time, to the extent such credit would not result in duplication of benefits for the same period of service. For each Extreme benefit plan that provides medical, dental, pharmaceutical, and/or vision benefits or other welfare benefits to Continuing Employees, Extreme generally will cause all pre-existing condition exclusions or limitations, waiting periods, required physical examinations, and actively-at-work requirements to be waived for Continuing Employees and their covered dependents, except to the extent such conditions would not have been satisfied or waived under the comparable Aerohive benefit plan in which the Continuing Employees participated immediately before the Effective Time. Extreme generally will recognize the dollar amount of all co-payments, out of pocket expenses, deductibles, offsets, and similar payments incurred by each Continuing Employee (and his or her eligible dependents) during the year in which the Effective Time occurs for purposes of satisfying that year’s applicable co-payment, out of pocket, deductible, offset or similar requirements under the relevant welfare benefit plans in which the Continuing Employee (and his or her eligible dependents) will be eligible to participate from and after the Effective Time.

As of the date of this Schedule 14D-9, other than as set forth under the caption “—Arrangements with Directors and Executive Officers of Aerohive,” no members of Aerohive’s current management have entered into any agreement, arrangement, or understanding with Extreme or any of its affiliates with respect to employment with, or the right to purchase or participate in the equity of, Extreme or any if its subsidiaries, including the Surviving Corporation, but as of the date of this Schedule 14D-9, there have occurred preliminary discussions between certain members of Aerohive’s current management and representatives of Extreme or its affiliates with respect to such agreements, arrangements, or understandings. Although it is possible that certain other members of Aerohive’s current management team will enter into agreements, arrangements, or understandings with Extreme or its affiliates regarding employment with, and the right to purchase or participate in the equity of, Extreme or one of its subsidiaries, including the Surviving Corporation, as of the date of this Schedule 14D-9, there can be no assurance that any parties will reach any such agreement.

Indemnification; Directors’ and Officers’ Insurance.

Aerohive has included in its certificate of incorporation, as amended and restated (the “Charter”), and its bylaws, as amended and restated (the “Bylaws”), provisions to limit the liability of its directors and to indemnify its directors and officers to the fullest extent under the DGCL, subject to specified limitations. Aerohive also has entered into indemnification agreements (the “Indemnification Agreements”) with each of its directors and executive officers, the form of which is filed as Exhibit (e)(5) hereto and herein incorporated by reference.

Under the Merger Agreement, the Surviving Corporation has agreed to, and Extreme shall cause the Surviving Corporation to, for a period of six years after the Effective Time, indemnify and hold harmless all past and present directors and officers of Aerohive (the “Indemnified Parties”) against any costs (including attorneys’ fees) and expenses (including advancing costs (including attorneys’ fees) and expense) prior to the final disposition of any actual or threatened claim and maintain any rights to indemnification or exculpation in favor of the Indemnified Parties as provided in their respective organizational documents or certain other agreements disclosed to Extreme, including the Indemnification Agreements, with respect to matters occurring at or prior to the Effective Time (including the Offer and the Merger) to the fullest extent that the Surviving Corporation is permitted by law.

Under the Merger Agreement, Aerohive has agreed to obtain and fully pay, prior to the Effective Time, the premium for the extension of the directors’ and officers’ liability coverage of its existing directors’ and officers’ insurance policies and fiduciary liability insurance policies (collectively, the “D&O Insurance”), in each case, for a claims reporting or discovery period of at least six (6) years from and after the Effective Time with respect to any claim related to any period of time at or prior to the Effective Time, up to the amount not in excess of 250% of the last annual premium paid prior to the date of the Merger Agreement.

In the event that Extreme or the Surviving Corporation consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or transfers all or substantially all of its properties and assets to any Person, then proper provision shall be made so that such continuing or surviving corporation or entity or transferee of such assets, as the case may be, shall assume the insurance and indemnification obligations described above.

Section 16 Matters.

Pursuant to the Merger Agreement, prior to the Effective Time, Aerohive must take all such steps as may be required to cause any dispositions of Aerohive equity securities (including derivative securities with respect to Shares) resulting from the transactions contemplated by the Merger Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) to be exempt under Rule 16b-3 promulgated under the Exchange Act. The Board, through duly adopted resolutions, took such actions at a meeting on June 26, 2019.

Rule 14d-10(d) Matters.

The Merger Agreement provides that, prior to the Effective Time, Aerohive, acting through a compensation committee of the Board or its independent directors, shall take all steps that may be necessary or advisable to cause each employment compensation (including equity awards), severance, and employee benefit agreements and arrangements entered into by Aerohive or contemplated under the Merger Agreement with any of its directors, officers or employees to be approved as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(1) under the Exchange Act, and shall take all other action necessary to satisfy the requirements of the non-exclusive safe-harbor with respect to such arrangements and any similar arrangements with Extreme for any period following the Effective Time in accordance with Rule 14d-10(d)(2) under the Exchange Act. The compensation committee of the Board, through duly adopted resolutions, took such actions at a meeting on July 10, 2019.

Item 4. The Solicitation or Recommendation.

Recommendation of the Board.

On June 26, 2019, the Board, among other things, unanimously (1) determined that the terms of the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger and the consideration to be paid in connection therewith, are fair to, and in the best interests of, Aerohive and its stockholders, (2) determined that it was in the best interests of Aerohive and its stockholders and advisable to enter into the Merger Agreement, (3) approved, adopted and authorized the execution and delivery by the Company of the Merger Agreement and any other agreements, certificates, documents, or other instruments contemplated thereby or to be executed or delivered in connection with the transactions contemplated by the Merger Agreement, and (4) resolved to recommend that the stockholders of the Company accept the Offer and tender their Shares pursuant to the Offer.

Accordingly, and for the reasons described in more detail below, the Board recommends that Aerohive’s stockholders accept the Offer and tender their Shares to pursuant to the Offer. A copy of the letter to Aerohive’s stockholders, dated July 12, 2019, communicating the recommendation of the Board, is filed as Exhibit (a)(2) hereto and is incorporated herein by reference.

Background.

The following chronology, among other things, summarizes the key meetings and events that led to the signing of the Merger Agreement on June 26, 2019. This chronology does not purport to reflect every meeting or conversation held by Aerohive, Extreme, or any other parties, whether with respect to the Offer, the Merger and the other transactions contemplated by the Merger Agreement (collectively, the “Transactions”) or otherwise.

As part of the ongoing management and oversight of Aerohive’s business, the Board and Aerohive’s executive management routinely evaluate Aerohive’s business alternatives and strategic opportunities with a view towards strengthening Aerohive’s business and enhancing value for Aerohive’s stockholders. These evaluations include, among other things, discussions and assessments as to whether the continued execution of Aerohive’s strategy as a standalone company or the possible sale of Aerohive to a third party offers the best avenue to maximize stockholder value, and the potential benefits and risks of either such course of action. In this light, the Board, with the input and advice of Aerohive’s executive management, Wilson Sonsini Goodrich & Rosati, P.C. (“Wilson Sonsini”), Aerohive’s outside legal counsel, and Evercore Group L.L.C. (“Evercore”), regularly evaluates Aerohive’s strategic alternatives. Aerohive had previously engaged Evercore in February 2017 to serve as its financial advisor in connection with evaluating potential strategic alternatives following an approach from an activist investor, and had continued to advise the Company when requested from time to time concerning strategic alternatives. In particular and of note, Aerohive received an unsolicited inquiry from a strategic party (“Party A”) during late 2017 and an unsolicited inquiry from a strategic party (“Party B”) during early 2018, which led the Board, with the assistance of Aerohive’s executive management and Evercore, to undertake efforts starting in March 2018 to contact four other potential acquriors, none of which efforts ultimately resulted in a proposal to acquire Aerohive.

On August 8, 2018, David Flynn, Aerohive’s President and Chief Executive Officer and Chair of the Board, was introduced to Ed Meyercord, Extreme’s President and Chief Executive Officer and Chairman of Extreme’s board of directors.

On August 9, 2018, Mr. Meyercord emailed Mr. Flynn indicating that Extreme had been contemplating ways in which Extreme and Aerohive might work together, and Messrs. Flynn and Meyercord planned to meet during September 2018.

On August 24, 2018, Mr. Meyercord called Mr. Flynn to discuss scheduling a meeting during mid-September.

On September 18, 2018, Messrs. Flynn and Meyercord met, during which Mr. Meyercord discussed whether Aerohive and Extreme might be able to pursue some form of strategic transaction. During the meeting, Mr. Meyercord indicated that Extreme might consider strategic acquisitions. Mr. Meyercord also indicated that, given various parameters, Aerohive could be an attractive and realistic acquisition target for Extreme and that, at an appropriate time, Extreme would be interested in engaging in exploratory discussions regarding a potential acquisition of Aerohive. Given various considerations, Mr. Meyercord suggested that the second calendar quarter of 2019 might be a preferable time to engage in collaborative discussions about a potential acquisition. Messrs. Flynn and Meyercord agreed that they would stay in touch with respect to such matters.

On October 24, 2018, the Board held a meeting, which was attended by certain members of Aerohive’s executive management, during which, among other things, the Board discussed Aerohive’s potential strategic alternatives, including the interest Mr. Meyercord had indicated in his prior discussions with Mr. Flynn, certain of the unsolicited inquiries that Aerohive had received during 2017 and early 2018, and the strategic outreach conducted during 2018. As part of such discussion, the Board directed Aerohive’s executive management to request Evercore to give a presentation at the next regular meeting concerning market and competitive positioning of Aerohive and potential strategic alternatives available to Aerohive.

On January 25, 2019, Mr. Flynn called Mr. Meyercord and indicated that at an upcoming meeting of the Board, the Board would discuss Aerohive’s go-forward strategies and potential strategic alternatives and inquired about Extreme’s continued interest in a potential acquisition of Aerohive. Mr. Meyercord confirmed that Extreme would be interested in exploring a potential acquisition of Aerohive and that the second calendar quarter of 2019 continued to be Extreme’s preferred time to engage in collaborative discussions with respect to such matters.

On January 30, 2019, the Board held a meeting, which was attended by certain members of Aerohive’s executive management and representatives of Evercore and Wilson Sonsini, during which, among other things, representatives of Evercore gave a presentation regarding Aerohive’s market and competitive positioning and potential strategic alternatives available to Aerohive. As part of this discussion, members of the Board and representatives of Evercore discussed various communications from third parties regarding levels of potential interest in discussions relating to a potential strategic transaction involving Aerohive, including the discussions that Mr. Flynn had with Mr. Meyercord during late 2018. The Board also discussed the unsolicited inquiries that Aerohive had received during 2017 and early 2018 and the strategic outreach conducted during 2018, and the landscape of potential parties that might have interest in pursuing a strategic transaction with Aerohive.

On March 13, 2019, Mr. Flynn emailed Mr. Meyercord to inquire about Extreme’s continued interest in pursuing an acquisition of Aerohive on the timeline previously discussed, and, in response, on March 14, 2019, Mr. Meyercord reaffirmed Extreme’s interest in exploring such a transaction on such a timeline.

On March 20, 2019, Ms. Ingrid Burton was appointed to the Board.

Also on March 20, 2019, Mr. Flynn and Mr. Meyercord held a telephonic discussion during which they discussed Extreme’s interest in a potential acquisition of Aerohive and the timing (but not the terms) of further engagement.

During the first week of April 2019, after conducting a preliminary review of the results of its operations for the first fiscal quarter of 2019 (“1Q19”), Aerohive’s executive management determined that Aerohive’s operating results for 1Q19 would likely underperform Aerohive’s previously stated guidance.

On April 2, 2019, Mr. Flynn called Mr. Meyercord to follow-up on their previous conversations regarding a potential strategic transaction. Mr. Meyercord reaffirmed Extreme’s potential interest in pursuing a potential strategic transaction with Aerohive and proposed that Extreme and Aerohive schedule a preliminary meeting with certain members of their respective management regarding a potential strategic transaction.

On April 3, 2019, Mr. Christopher Schaepe resigned from the Board, which resignation was not due to any disagreement with Aerohive or its executive management.

Thereafter on April 3, 2019, the Board held a meeting, which was attended by certain members of Aerohive’s executive management and representatives of Evercore and Wilson Sonsini. During the meeting, Mr. Flynn and Mr. John Ritchie, Aerohive’s Senior Vice President, Chief Financial Officer, and Chief Operating Officer, presented to the Board a summary of the preliminary review of Aerohive’s operating results for 1Q19. The Board then discussed such preliminary review and, in particular, the fact that such preliminary review indicated that Aerohive had underperformed its previously stated guidance for 1Q19 and the anticipated public announcement of the operating results for 1Q19. Following such discussion, Mr. Flynn updated the Board on his recent exchange with Mr. Meyercord and, after discussing the matter and again considering Aerohive’s preliminary review of its 1Q19 operating results, and after consulting with representatives of Evercore, the Board determined that Mr. Flynn should further engage with Mr. Meyercord regarding a potential strategic transaction between Aerohive and Extreme.

On April 4, 2019, Mr. Flynn sent an email to Mr. Meyercord indicating that Aerohive would be willing to make representatives of its management available for a preliminary meeting with Extreme but, before doing so, Extreme would have to enter into a non-disclosure agreement, and Mr. Flynn provided Mr. Meyercord with a form of non-disclosure agreement, which did not contain a standstill provision.

On April 8, 2019, Aerohive and Extreme entered into the Non-disclosure Agreement, which did not contain a standstill provision, and Extreme provided Aerohive an initial list of preliminary due diligence items it wanted to review during initial discussions.

From April 9, 2019 to April 18, 2019, Mr. Ritchie and Mr. Rémi Thomas, Extreme’s Chief Financial Officer, held multiple telephonic discussions to discuss certain financial matters related to Extreme’s potential acquisition of Aerohive.

On April 10, 2019, Mr. Flynn communicated to Mr. Meyercord that, after conducting its review of the results of its operations for 1Q19, Aerohive’s executive management determined that Aerohive’s operating results for 1Q19 underperformed Aerohive’s previously stated guidance.

On April 15, 2019, Aerohive publicly announced that its revenue for 1Q19 was expected to be approximately $33 million, which was below Aerohive’s previously stated guidance of between $36 million to $38 million; that, on a GAAP basis, Aerohive expected net loss per share for 1Q19 to be in the range of $0.15 to $0.16, compared with previously stated guidance of a net loss range of $0.08 to $0.10 per share; and that, on a non-GAAP basis, Aerohive expected net loss per share to be in the range of $0.09 to $0.10, compared with previously stated guidance of a net loss range of $0.01 to $0.03 per share.

On April 17, 2019, Aerohive and Extreme held an in-person due-diligence meeting attended by Messrs. Flynn and Ritchie and Mr. Alan Amrod, Aerohive’s Senior Vice President, Product & Sales, and Mr. Meyercord and other members of Extreme’s management. During the meeting, the Aerohive representatives discussed, among other things, Aerohive’s product portfolio, marketing positioning, go-to-market strategy, and financial performance, and the attendees engaged in various related discussions.

Over the next several weeks, Aerohive and Extreme, and their respective representatives, engaged in general information exchanges, with particular focus with respect to Aerohive’s product roadmap and matters relevant to Extreme’s potential financing of the potential acquisition of Aerohive by Extreme.

On April 22, 2019, Mr. Meyercord communicated on behalf of Extreme to Mr. Flynn an oral indication of interest contemplating that Extreme would be willing to acquire Aerohive for up to $4.00 per share in cash, subject to confirmatory due diligence. In response, Mr. Flynn expressed an expectation that a substantially higher price would likely be needed to be proposed in order for the Board to be supportive of a potential transaction.

On April 24, 2019, the Board held a meeting, which was attended by certain members of Aerohive’s executive management and representatives of Evercore and Wilson Sonsini, during which, among other things, Mr. Flynn gave an update on recent communications with Extreme. The Board then discussed potential interest of other parties in a potential strategic transaction involving Aerohive, including interest previously expressed by third parties in connection with the 2018 strategic outreach and various considerations relating to potential engagement with Extreme and other parties in connection with a strategic transaction. As part of such discussions, representatives of Evercore gave a presentation with respect to various strategies that the Board might consider in connection with its evaluation of Aerohive’s strategic alternatives, and, in consultation with Evercore, the Board determined which strategic parties and financial sponsors would likely have the most strategic interest and financial ability to acquire Aerohive and, of these, to whom outreach should be made regarding a potential sale of Aerohive, which included Party A and Party B. Representatives of Wilson Sonsini and members of the Board then engaged in a discussion related to the Board’s fiduciary duties and other considerations related to the Board’s engagement with Extreme and other third parties in connection with a potential strategic transaction and the Board’s deliberation and consideration regarding a potential strategic transaction. The Board then discussed the composition and function of a Special Transactions Committee of the Board and its engagement with Extreme and other third parties and the Board concerning a potential strategic transaction. Upon a motion duly made and seconded, the Board then adopted resolutions, among other things, forming the Special Transactions Committee and appointing its members, Messrs. Frank Marshall and Gordon Payne, to facilitate executive management’s negotiations with respect to a potential transaction in the event that Board review and input was required but the convening of a meeting of the full Board was not practicable, while ensuring that all material issues be considered at a meeting of the full Board.

Beginning on April 25, 2019, representatives of Evercore and members of Aerohive’s executive management undertook efforts to contact those certain strategic parties and financial sponsors that were identified to have the most likely strategic interest and financial ability to acquire Aerohive. As part of this strategic outreach, or “market check,” representatives of Evercore and members of Aerohive’s executive management contacted 10 parties (as well as certain of their financial sponsors), including Party A and Party B, and three parties expressed initial interest: (i) Party B, which was initially contacted on April 25, 2019; (ii) a financial sponsor with a strategic portfolio company (“Party C”), which was initially contacted on April 25, 2019; and (iii) one other strategic party (“Party D”), which was initially contacted on May 7, 2019.

On April 26, 2019, Messrs. Ritchie and Amrod, held a telephonic discussion with Mr. Thomas and Mr. Nabil Bukhari, Extreme’s Vice President of Product, during which the parties discussed Aerohive’s cloud business and related matters.

Also on April 26, 2019, representatives of Evercore held a call with representatives of Party B, who indicated that Party B would be interested in assessing a potential acquisition of Aerohive and conducting related due diligence.

On April 27, Mr. Flynn and a representative of Party A held a telephonic discussion during which the representative of Party A stated that Party A would not pursue discussions concerning a potential acquisition of Aerohive.

On April 29, 2019, the Board held a meeting, which was attended by certain members of Aerohive’s executive management and representatives of Wilson Sonsini, during which, among other things, Mr. Flynn gave an update on the strategic outreach undertaken by Evercore and certain members of Aerohive’s executive management, including further communications with Extreme as well as Party B. Mr. Flynn also informed the Board of Party A’s decision not to pursue further discussions. The Board then discussed the varying levels of potential interest in considering a potential strategic transaction expressed by Extreme, Party B, and other third parties. The Board then discussed and considered the terms and conditions of a proposed renewed engagement letter between Evercore and Aerohive. Upon a motion duly made and seconded, the Board then adopted resolutions, among other things, approving the terms and conditions of such engagement letter.

On May 1, 2019, the Special Transactions Committee held a meeting, which was also attended by Ms. Burton and Mr. Flynn, each members of the Board not serving on the Special Transactions Committee, certain members of Aerohive’s executive management and representatives of Evercore and Wilson Sonsini, during which, among other things, Mr. Flynn and Evercore gave an update on the strategic outreach undertaken by Evercore and certain members of Aerohive’s executive management, including discussions with Extreme and Party B. The Special Transactions Committee directed Evercore and members of Aerohive’s executive management team to continue to engage in strategic outreach and specific discussions with Extreme and Party B. At the request of the Strategic Transactions Committee, representatives of Evercore also gave a presentation concerning Evercore’s preliminary valuation analysis of Aerohive.

On May 2, 2019, Aerohive and Party C entered into a customary non-disclosure agreement, which, among other things, included a customary standstill provision that permitted Party C to make non-public proposals and that automatically terminated in the event that, among other circumstances, Aerohive entered into a definitive agreement for a change of control transaction.

On May 3, 2019, Mr. Flynn and Mr. Meyercord engaged in a telephonic discussion during which they discussed the engagement between Aerohive and Extreme to date, and the plan for the parties’ engagement going forward.

On May 8, 2019, Aerohive filed its 10-Q for 1Q19, which reflected operating results consistent with the preliminary results first announced on April 15, 2019.

On May 9, 2019, Mr. Flynn and Mr. Meyercord engaged in a telephonic discussion during which Messrs. Flynn and Meyercord discussed Aerohive’s process for evaluating a potential sale of Aerohive. Mr. Meyercord indicated that Extreme would be willing to increase its proposal to acquire Aerohive to $4.25 per share in cash and, in response, Mr. Flynn said that the Board was anticipating a price closer to $4.80 per share in cash.

On May 10, 2019, Messrs. Ritchie and Amrod held a telephonic discussion with Mr. Thomas and Mr. Bob Gault, Extreme’s Chief Revenue and Services Officer, during which the parties discussed Aerohive’s business and other related matters.

Thereafter on May 10, 2019, Extreme delivered to Aerohive a written non-binding indication of interest contemplating that Extreme would acquire Aerohive for $4.25 per share in cash, which represented a premium of approximately 17.4% to Aerohive’s closing price on May 9, 2019. The non-binding proposal also stated, among other things, that the proposed transaction would not be subject to any financing condition and that Extreme expected that Aerohive would enter into an exclusivity agreement, a form of which was attached to the non-binding proposal.

Over the next several weeks, Aerohive and Extreme and their respective representatives and legal counsel and outside advisors engaged in various information exchanges.

On May 13, 2019, a representative of Evercore and a representative of Extreme engaged in telephonic discussion regarding the ongoing discussions between Aerohive and Extreme and indicated that Aerohive expected to complete its process within one or two more weeks.

On May 16, 2019, a representative of Party D, which did not engage in any substantive discussions regarding a potential acquisition of Aerohive and did not enter into a non-disclosure agreement with Aerohive, emailed representatives of Evercore indicating that it was no longer interested in pursuing a potential acquisition of Aerohive.

Also on May 13, 2019, the Special Transactions Committee held a meeting, which was also attended by Messrs. Conway “Todd” Rulon-Miller and Flynn, each members of the Board not serving on the Special

Transactions Committee, certain members of Aerohive’s executive management and representatives of Evercore and Wilson Sonsini, during which, among other things, the Board discussed the recent communications with Extreme, including its May 10, 2019 written non-binding indication of interest. Representatives of Evercore then gave an update on the strategic outreach conducted by Evercore and certain members of Aerohive’s executive management. Representatives of Wilson Sonsini and members of the Special Transactions Committee then engaged in a discussion related to the Special Transactions Committee’s fiduciary duties and other considerations related to its engagement with Extreme and other third parties in connection with a potential strategic transaction and its deliberation and consideration regarding a potential strategic transaction, including the Special Transactions Committee’s determination of what matters should be reviewed by the Board as a whole. The Special Transactions Committee then discussed Aerohive’s ongoing business and existing strategic partners and how both might be affected by pursuing a potential strategic transaction with Extreme, Party B, or another third party.

On May 20, 2019, Mr. Flynn and Mr. Meyercord engaged in a telephonic discussion during which Messrs. Flynn and Meyercord discussed the status of the ongoing discussions and information exchanges between Aerohive and Extreme and Aerohive’s process for evaluating a potential sale of Aerohive.

On May 21, 2019, Aerohive and Party B entered into a letter agreement extending to April 1, 2020 the terms of a previously executed non-disclosure agreement.

Also on May 21, 2019, Aerohive and Party B held an in-person due diligence meeting attended by certain members of their respective management. Representatives of Evercore also attended such meeting. During the meeting, the Aerohive representatives discussed, among other things, Aerohive’s product portfolio, marketing positioning, go-to-market strategy, and financial performance, and the attendees engaged in various related discussions.

On May 22, 2019, a representative of Party B and representatives of Evercore held a telephonic discussion, during which the representative of Party B communicated an oral indication of interest contemplating that Party B would be willing to acquire Aerohive for a price per share in cash, which represented a premium to Aerohive’s then most recent closing price ranging between approximately 15% and 20%, subject to confirmatory due diligence. Based on such proposed premium, Evercore calculated the proposed price range to be between $3.95 and $4.10 per share in cash.

On May 24, 2019, representatives of Party C, which never engaged Aerohive in any substantive discussions after entering into its non-disclosure agreement, indicated to representatives of Evercore that it was no longer willing to proceed towards a potential acquisition of Aerohive in light of Aerohive’s then-current trading levels and the overall transaction timing.

Also on May 24, 2019, a representative of Evercore and a representative of Extreme held a telephonic discussion during which the Evercore representative, at the direction of the Special Transactions Committee, stated that Extreme’s proposal to acquire Aerohive for $4.25 per share in cash was insufficient and made a counter-proposal of $4.80 per share in cash.

On May 25, 2019, a representative of Extreme sent an email to representatives of Evercore stating, among other things, that Extreme would increase its proposal to acquire Aerohive to $4.30 per share in cash, representing a 26% premium over the May 24, 2019 closing price of $3.40, and that Extreme believed that acquisition financing would be available, and requesting that the parties enter into exclusive discussions immediately.

On May 26, 2019, representatives of Evercore communicated with both Extreme and Party B and, among other things, provided both parties with additional requested detail with respect to Aerohive’s equity capitalization and outstanding share count.

On May 27, 2019, a representative of Extreme sent an email to representatives of Evercore reiterating its proposal to acquire Aerohive at $4.30 per share in cash.

On May 28, 2019, Party B delivered to Aerohive a written non-binding indication of interest contemplating that Party B would acquire Aerohive at a price per share in cash ranging between $4.00 and $4.30, which represented a premium to Aerohive’s then most recent closing price ranging between approximately 17.6% and 26.5%. The non-binding indication of interest also stated, among other things, that the proposed transaction would not be subject to any financing condition and that Party B expected that Aerohive would enter into an exclusivity agreement, a form of which was attached to the non-binding indication of interest.

Thereafter on May 28, 2019, the Board held a meeting, which was attended by certain members of Aerohive’s executive management and representatives of Evercore and Wilson Sonsini, during which, among other things, Mr. Flynn and representatives of Evercore summarized the recent proposals from Extreme and Party B and gave an update on the discussions with Extreme and Party B. Representatives of Evercore also confirmed that it had completed its strategic outreach and no other third party continued to express interest in a potential strategic transaction involving Aerohive. The Board then discussed the indications of interest and discussions between Aerohive and Extreme as well as Party B, including various parameters relevant to a potential strategic transaction with each such party, such as requests for exclusivity, availability of financing, and the anticipated transaction timeline with each such party. Representatives of Wilson Sonsini and members of the Board then engaged in a discussion related to the Board’s fiduciary duties and other considerations related the Board’s consideration of entering into exclusivity with either Extreme or Party B. At the Board’s request, representatives of Evercore also gave a presentation concerning Evercore’s updated preliminary valuation analysis of Aerohive. The Board directed Evercore and members of Aerohive’s executive management team to continue to negotiate with Extreme as well as Party B for the highest price reasonably attainable.

Thereafter on May 28, 2019, a representative of Evercore called a representative of Extreme and, at the direction of the Board and after consulting with members of Aerohive’s executive management, proposed that Extreme acquire Aerohive for $4.70 per share in cash and indicated that, assuming such terms were acceptable to Extreme, Aerohive would be willing to enter into exclusivity with Extreme on terms that would be reflected in a revised draft exclusivity agreement. Following such call, the representative of Evercore sent the representative of Extreme a revised draft exclusivity agreement that was prepared by Wilson Sonsini in consultation with the Board, members of Aerohive’s executive management team, and Evercore.

On May 29, 2019, a representative of Evercore and a representative of Extreme held a telephonic discussion during which the representative of Extreme indicated that Extreme would be willing to increase its proposal to acquire Aerohive to $4.40 per share in cash.

Thereafter on May 29, 2019, at the direction of the Special Transactions Committee and after consulting with members of Aerohive’s executive management, a representative of Evercore called a representative of Extreme and indicated that Extreme’s proposal to acquire Aerohive for $4.40 per share in cash was insufficient and made a counter-proposal of $4.55 per share in cash.

Also on May 29, 2019, a representative of Evercore sent a representative of Extreme a revised draft of the exclusivity agreement.

Also on May 29, 2019, representatives of Evercore and a representative of Party B held a telephonic discussion during which the representative of Party B indicated that Party B would be able to proceed in discussions regarding an acquisition of Aerohive at $4.30 per share in cash, the top end of its previously communicated range.

On May 30, 2019, a representative of Evercore and a representative of Extreme held a telephonic discussion during which the representative of Extreme stated that Extreme would deliver a written non-binding indication of interest contemplating that Extreme would acquire Aerohive for $4.45 per share in cash, which would be Extreme’s “best and final” offer, and would require that Aerohive enter into an exclusivity agreement with Extreme.

Thereafter on May 30, 2019, a representative of Evercore and a representative of Party B held a telephonic discussion during which the representative of Evercore indicated that Party B would need to enhance its proposal in order to present a compelling offer to Aerohive and, in response, the representative of Party B indicated that Party B would not be willing to increase its proposal beyond $4.30 per share.

Thereafter on May 30, 2019, the Board held a meeting, which was attended by certain members of Aerohive’s executive management and representatives of Evercore and Wilson Sonsini, during which, among other things, Mr. Flynn updated the Board on recent communications with Extreme as well as Party B, including Extreme’s intent to deliver a written non-binding indication of interest contemplating that Extreme would acquire Aerohive for $4.45 per share in cash, which was characterized as Extreme’s “best and final” offer, and Party B’s indication that it would not be willing to increase its proposal beyond $4.30 per share. The Board then discussed each proposal, the financial ability of each of Extreme and Party B to consummate the potential transaction, and the potential schedule to proceed with and conclude a potential transaction with Extreme and Party B. As part of such discussion, representatives of Evercore reviewed the results of its strategic outreach to potentially interested third parties, indicating that Evercore did not believe that any other party had a credible or apparent interest in engaging with Aerohive in discussions with respect to a potential strategic transaction at all or in the range currently proposed by Extreme and Party B. The Board then discussed Extreme’s requirement that, in order for Extreme to proceed in further discussions, it would require Aerohive to enter into an exclusivity agreement. A representative of Wilson Sonsini then provided a summary of the proposed exclusivity terms, which had been negotiated by Aerohive and Extreme and their respective outside legal counsel. Mr. Flynn then confirmed that Aerohive’s executive management supported entering into exclusive discussions with Extreme regarding a potential transaction on the proposed terms. After consulting with Evercore, the Board determined that there were no other parties that had a credible or apparent interest in engaging with Aerohive in discussions with respect to a potential strategic transaction at all or in the range currently proposed by Extreme, and, upon a motion duly made and seconded, the Board then adopted resolutions, among other things, approving a form of exclusivity agreement with Extreme and authorizing the officers of Aerohive to enter into such exclusivity agreement, subject to Aerohive’s receipt of a written non-binding indication of interest to acquire Aerohive for $4.45 per share in cash.

Thereafter on May 30, 2019, Extreme delivered to Aerohive a written non-binding indication of interest stating Extreme’s proposal to acquire Aerohive for $4.45 per share in cash, which represented a premium of approximately 29% to Aerohive’s closing price on May 30, 2019, and a proposed exclusivity agreement, which contemplated that the parties would enter into exclusive discussions until June 30, 2019. The non-binding proposal reiterated, among other things, that the proposed transaction would not be subject to any financing condition.

On May 31, 2019, Aerohive executed and delivered to Extreme the Exclusivity Agreement, which set forth certain terms on which Extreme and Aerohive would conduct negotiations regarding the possible acquisition of Aerohive by Extreme, and which provided for an exclusivity period that would terminate upon the earlier of (i) 11:59 p.m. Prevailing Eastern Time on June 30, 2019, (ii) the time a definitive written agreement providing for the acquisition of Aerohive by Extreme is executed, (iii) the time Aerohive receives written notice from Extreme that Extreme is terminating negotiations with respect to the acquisition of Aerohive by Extreme, and (iv) the time that Extreme provides notice to Aerohive that Extreme is proposing to reduce its proposed purchase price below $4.45 per share in cash.

From June 1, 2019 until the execution and delivery of the Merger Agreement, Aerohive and Extreme, and their respective legal counsel and other professional advisors, engaged in numerous due diligence meetings and information exchanges with respect to all customary areas of inquiry.

On June 10, 2019, representatives of Extreme’s outside counsel, Latham & Watkins LLP (“Latham”), provided representatives of Wilson Sonsini a draft Merger Agreement. Over the course of the next two weeks, management, legal counsel, and other professional advisors of both Aerohive and Extreme negotiated the terms and conditions of the Merger Agreement, with particular focus on, among other things, terms of the agreement that govern Aerohive’s right to consider (and under certain circumstances accept) unsolicited competing acquisition proposals, including the size of the termination fee that is payable as a condition to Aerohive terminating the Merger Agreement to accept a superior acquisition proposal, and other terms of the agreement that govern the termination rights of the parties in various circumstances and the parties’ obligations in such circumstances.

On June 19, 2019, representatives of Latham provided representatives of Wilson Sonsini a draft Tender and Support Agreement. Over the course of the next week, management and legal counsel of Aerohive and Extreme negotiated the terms and conditions of the Tender and Support Agreement.

On June 21, 2019, representatives of Latham provided representatives of Wilson Sonsini a draft of a debt commitment letter to be entered into among Extreme, Bank of Montreal and BMO Capital Markets Corp. pursuant to which it was contemplated that such lenders would finance the contemplated acquisition of Aerohive. Over the course of the next few days, management, legal counsel, and other professional advisors of both Aerohive and Extreme negotiated the terms and conditions of such debt commitment letter to be entered into among Extreme, Bank of Montreal and BMO Capital Markets Corp.

On June 25, 2019, Aerohive and Extreme finalized the terms and conditions of the Merger Agreement and the Tender and Support Agreement.

On June 26, 2019, the Board held a meeting to consider the adoption and approval of the Merger Agreement and the transactions contemplated thereby, which was attended by certain members of Aerohive’s executive management and representatives of Evercore and Wilson Sonsini. After brief introductory remarks, at the Board’s request, Mr. Flynn confirmed that neither he nor any of the certain members of Aerohive’s executive management had any discussions with Extreme regarding any employment, consulting or other similar roles with Extreme following the proposed transaction. The Board then invited a representative of Wilson Sonsini to present to the Board with respect to the Board’s fiduciary duties. During and following such presentation, members of the Board and a representative from Wilson Sonsini discussed the Board’s fiduciary duties in connection with the potential transaction with Extreme. After a session of questions and answers, a representative of Wilson Sonsini then presented with respect to the material terms and conditions of the Merger Agreement and the transactions contemplated thereby. During and following such presentation, members of the Board and a representative from Wilson Sonsini discussed the terms and conditions of the Merger Agreement and the corresponding implications to Aerohive and its stockholders and the Board. Thereafter, the Board invited representatives of Evercore to present to the Board with respect to Evercore’s financial analysis. During and following such presentation, members of the Board and representatives from Evercore discussed Evercore’s financial analysis. Thereafter, a representative of Evercore rendered its oral opinion to the Board, subsequently confirmed in writing, that as of that date and based upon and subject to the various assumptions, limitations, qualifications and conditions set forth in its written opinion, the $4.45 per share cash consideration to be received by the holders of Shares in the Offer and the Merger is fair, from a financial point of view, to such holders. For more information about Evercore’s opinion, see the section of this Schedule 14D-9 captioned “Opinion of Aerohive’s Financial Advisor.” Thereafter, a representative of Wilson Sonsini presented the proposed resolutions that were previously circulated to the Board and, upon a motion duly made and seconded, among other things, the Board unanimously (1) determined that the terms of the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger and the consideration to be paid in connection therewith, are fair to, and in the best interests of, the Aerohive and its stockholders, (2) determined that it was in the best interests of Aerohive and its stockholders and advisable to enter into the Merger Agreement, (3) approved, adopted, and authorized the execution and delivery by Aerohive of the Merger Agreement and any other agreements, certificates, documents, or other instruments contemplated thereby or to be executed or delivered in connection with the transactions contemplated by the Merger Agreement, (4) resolved to recommend that the stockholders of Aerohive accept the Offer and tender their Shares pursuant to the Offer, and (5) approved the Tender and Support Agreement and the execution and delivery of the same by the requisite stockholders.

Thereafter, on June 26, 2019, after the Board’s approval of the Merger Agreement and transactions contemplated thereby, Aerohive, Extreme, and Purchaser executed and delivered the Merger Agreement and Extreme and the members of the Board executed and delivered the Tender and Support Agreement. At the same time, Extreme entered into the debt commitment letter with Bank of Montreal and BMO Capital Markets Corp., pursuant to which Bank of Montreal and BMO Capital Markets Corp. committed to provide (a) a $75 million senior secured revolving credit facility and (b) a $380 million senior secured term loan facility to Extreme, and the borrowings thereunder would be used to, among other things, to repay outstanding debt of Aerohive, to fund a portion of the consideration payable in the Offer and the Merger, and to pay fees and expenses related to the Offer and the Merger.

Thereafter, on June 26, 2019, Aerohive and Extreme issued a joint press release announcing the execution and delivery of the Merger Agreement.

Reasons for the Board’s Recommendation.

In evaluating the Merger Agreement and the Transactions, the Board consulted with Aerohive’s management team, legal counsel, and financial advisors. In recommending that stockholders accept the Offer and tender their Shares pursuant to the Offer, the Board considered numerous factors. The following is a summary of the material factors that supported this decision:

•	The Offer Price

•

Substantial Premium. The Offer Price of $4.45 in cash represented a 39.5% premium to the closing trading price of the Shares on June 25, 2019, a 30.9% premium to the average closing trading price of the Shares over the 1-month trading period prior to June 26, 2019, and a 22.5% premium to the average closing trading price of the Shares over the 3-month trading period prior to June 26, 2019.

•	Immediate Liquidity. The fact that the Offer Price will be paid in cash would provide certain, immediate value and liquidity to Aerohive’s stockholders.

•

Highest Offer. The Board believes that the Offer Price is more favorable to Aerohive’s stockholders than the potential value of remaining an independent public company and that the Offer Price was the highest that was reasonably attainable, and reflected the culmination of discussions and negotiations with Extreme and other parties, including those who made unsolicited inquiries to Aerohive or its representatives or which were contacted by Aerohive or its representatives during the strategic outreach.

•

Business Condition. The Board considered the current and historical financial condition, results of operations, business, competitive position and prospects of Aerohive. Additionally, the Board also considered a number of other factors, including:

•

Challenges in a Highly Competitive Environment. The Board considered a number of business challenges that Aerohive was facing and assessed Aerohive’s ability to successfully implement its operating plans and continue as a standalone company, including Aerohive’s competitive scale in the marketplace, and the uncertainties and risks in Aerohive’s industry and the U.S. and global economy more generally.

•

History of Limited Growth and Underperforming Guidance. The Board considered the fact that Aerohive had failed to achieve revenue growth or improve operating results over several periods and that its operating results specifically for 1Q19 and in prior periods had underperformed

Aerohive’s stated guidance as well as analyst and investor expectations for the applicable financial periods, and that such continued performance below expectations raised concerns amongst Aerohive’s customers, partners, suppliers, investors, analysts and other third parties regarding Aerohive’s long-term viability and ability to operate effectively as a stand-alone company.

•

Terms of the Transaction Documents. The terms of the Merger Agreement, which the Board viewed to be the product of arm’s-length negotiations between Extreme, Aerohive and their respective advisers, including:

•

Ability to Respond to Unsolicited Competing Acquisition Proposals. The Merger Agreement permits the Board to engage in negotiations or discussions with any third party that has made a bona fide, unsolicited and written acquisition proposal that was not solicited in material breach of certain provisions of the Merger Agreement if the Board determines in good faith, after consultation with Aerohive’s independent financial advisors and outside legal counsel, that (i) such acquisition proposal constitutes or would reasonably be expected to lead to a Superior Proposal (as defined in the Merger Agreement) and (ii) failure to engage in such negotiations or discussions would be reasonably likely to result in a breach of the Board’s fiduciary duties under applicable Law, subject to certain requirements.

•

Ability to Terminate Merger Agreement to Accept Superior Offers with a Breakup Fee. Aerohive may terminate the Merger Agreement to accept a Superior Proposal, if (i) such Superior Proposal was not solicited in breach of the “non-solicitation” provisions of the Merger Agreement, (ii) Aerohive has complied in all material respects with the “match right” procedures in the Merger Agreement, and (iii) substantially simultaneously with such termination, Aerohive pays to Extreme a termination fee of $11.4 million, which the Board believes is reasonable compared to similar transactions, and would not likely deter competing bids.

•

Conditions to Consummation of the Offer and the Merger; Likelihood of Closing. The fact that there are not expected to be significant antitrust or other regulatory impediments, leading the Board to believe that the Offer and the Merger are reasonably likely to be consummated.

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No Financing Condition. The fact that Extreme and Purchaser’s obligations under the Merger Agreement are not subject to any conditions regarding their ability to obtain financing, and that Extreme and Purchaser are expected to be able to satisfy their payment obligations from a combination of available cash and $455 million in committed financing from Bank of Montreal and BMO Capital Markets Corp. pursuant to a debt commitment letter entered into among Extreme, Bank of Montreal, and BMO Capital Markets Corp. on June 26, 2019.

•

Timing of Completion. The anticipated short timeframe between the signing of the Merger Agreement and the consummation of the Offer, the Merger and the other transactions contemplated by the Merger Agreement, which would allow Aerohive’s stockholders to receive the Offer Price in a relatively short timeframe and also reduce the amount of time in which Aerohive’s business would be subject to the potential uncertainty of closing and related disruption.

•	Specific Performance. The fact that the Merger Agreement enables Aerohive to specifically enforce Extreme’s obligations under the Merger Agreement.

•	Certain Management Projections

•

The Board considered certain financial projections for Aerohive prepared by Aerohive’s management team, which reflected certain assumptions of Aerohive’s senior management. For further discussion, see the section of this Schedule 14D-9 captioned “Projected Financial Information.”

•	Opinion of Aerohive’s Financial Advisor

•

The Board received the oral opinion of Evercore, subsequently confirmed in writing, that as of June 26, 2019 and based upon and subject to the various assumptions, limitations, qualifications and conditions set forth in its written opinion, the $4.45 per share cash consideration to be received by the holders of Shares in the Offer and the Merger is fair, from a financial point of view, to such holders. For more information about Evercore’s opinion, see the section of this Schedule 14D-9 captioned “Opinion of Aerohive’s Financial Advisor.”

•	Appraisal Rights

•

The Board recognized that statutory appraisal rights would be available to holders of Shares who do not tender their Shares in the Offer and otherwise comply with all required procedures under the DGCL.

In the course of its deliberations, the Board also considered a variety of material risks and other countervailing factors related to entering into the Merger Agreement that had previously been identified and discussed by Aerohive’s management team and the Board, which included:

•

the fact that stockholders will not participate in any future earnings or growth of Aerohive and will not benefit from any appreciation in value of Aerohive, including any appreciation in value that could be realized as a result of improvements to Aerohive’s operations;

•

the potential limitations on Aerohive’s pursuit of business opportunities due to pre-closing covenants in the Merger Agreement whereby Aerohive agreed that it will carry on its business and operations in the ordinary course of business consistent with past practice and, subject to specified exceptions, will not take a number of actions related to certain assets or the conduct of its business without the prior written consent of Extreme;

•

the fact that the Merger Agreement contained covenants precluding Aerohive from actively soliciting alternative transaction proposals and the fact that Extreme is entitled to a “match right” with respect to alternative transaction proposals;

•

the possibility that the pending Transactions would require the directors, executive management and other employees of Aerohive to expend extensive time and resources and could cause significant distraction from their work during the pendency of the Transactions;

•

the possibility that the pending Transactions, any failure to consummate the Transactions, or any delay or uncertainty regarding the Transactions, would cause significant disruption to Aerohive’s business and concern amongst Aerohive’s customers, partners, suppliers, employees, investors, analysts and other third parties regarding Aerohive’s long-term viability and ability to operate effectively as a stand-alone company;

•	the fact that upon termination of the Merger Agreement under specified circumstances, Aerohive may be required to pay Extreme a $11.4 million termination fee;

•

the effect of the public announcement of the Merger Agreement, including effects on Aerohive’s operating results and Share price (including potential short-term volatility) and Aerohive’s ability to attract and retain key management and personnel as well as retain key customer accounts;

•	the timing for completing the Transactions;

•	the likelihood of litigation;

•	the treatment of the consideration to be received by the holders of Shares in the Transactions as taxable to the holders of Shares for federal income tax purposes; and

•

the risks described under the section entitled “Risk Factors” in Aerohive’s most recent filings on Forms 10-Q and 10-K, as amended, and the matters described under the section titled “Item 8. Additional Information—Cautionary Statement Regarding Forward-Looking Statements” below.

Intent to Tender.

Each director of Aerohive entered into a Tender and Support Agreement with Extreme and Purchaser, pursuant to which each such director, in his or her capacity as a stockholder of Aerohive, agreed, among other things, and subject to the terms and conditions of the Tender and Support Agreement:

(i) to tender or cause to be tendered (and not withdraw) all of such stockholder’s Shares into the Offer;

(ii) grant to and appoint Purchaser, Purchaser’s Chief Executive Officer and any designee thereof, such stockholder’s proxy and attorney-in-fact to attend any stockholder meeting and vote such stockholder’s shares (a) in favor of the approval and adoption of the Merger Agreement and the transactions contemplated thereunder and approve any proposal to adjourn or postpone such meeting to a later date, if there are insufficient votes to approve the Merger Agreement, and (b) against any action or agreement which would reasonably be expected to impede, delay, postpone, interfere with, nullify or prevent, in each case, in any material respect the Offer or the Merger;

(iii) not to directly or indirectly solicit, initiate, knowingly facilitate or knowingly encourage competing proposals or inquiries for Aerohive;

(iv) to waive such stockholder’s appraisal rights and not to commence or participate in class action lawsuits against Aerohive, its representatives and its successors in connection with the Merger Agreement, the Merger or other transactions contemplated by the Merger Agreement; and

(v) to certain restrictions on directly or indirectly transferring, selling, assigning, gifting, hedging, mortgaging, pledging or otherwise disposing of or limiting such stockholder’s right to vote any such Shares prior to termination of the Tender and Support Agreement.

For more information, see “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Purchaser, Extreme and Certain of their Affiliates—Tender and Support Agreement” above, which is incorporated herein by reference.

Projected Financial Information.

In response to the Company’s operating results for 1Q19, and in connection with and in light of evolving business conditions and other circumstances, Aerohive’s management prepared a revised operating plan for calendar year 2019 in conjunction with financial projections for calendar years 2019 through 2021, which were, in connection with the financial analysis conducted by Evercore (see the discussion under the caption “—Opinion of Aerohive’s Financial Advisor” below), later extrapolated out to 2023 by Aerohive’s management (such financial projections and extensions, collectively, the “Projections”). The Projections were provided to the Board and Evercore, and certain portions of the Projections were provided to Extreme, during the evaluation of the Transactions.

To give Aerohive stockholders access to certain nonpublic information that was available to the Board at the time of the evaluation of the Transactions, we have included the Projections below.

The Projections were developed from historical financial statements and a series of Aerohive’s management’s assumptions and estimates related to future trends, including assumptions and estimates related to future business initiatives for which historical financial statements were not available, and did not give effect to any changes or expenses as a result of the Transactions.

The Projections included below were not prepared with a view toward public disclosure or compliance with published guidelines of the SEC or the guidelines established by American Institute of Certified Public Accountants for preparation and presentation of prospective financial information or U.S. generally accepted accounting principles (“GAAP”).

The inclusion of the Projections in this Schedule 14D-9 should not be regarded as an indication that the Board, Aerohive, Evercore, any of their affiliates or any director, officer, or employee of the foregoing, or any other recipient of this information (including Extreme) considered, or now considers, the Projections to be a reliable prediction of future results or any actual future events. None of Aerohive, Evercore, Extreme, any of their respective affiliates, or any director, officer, or employee of the foregoing, or any other person assumes any responsibility for the validity, reasonableness, accuracy or completeness of the Projections included below. None of Aerohive, Evercore, Extreme, any of their respective affiliates, or any director, officer, or employee of the foregoing intends to, and each of them disclaims any obligations to, update, revise or correct the Projections if they are or become inaccurate (in the long term or the short term), except as may be required by applicable securities laws.

Aerohive’s actual future financial results may differ materially from those expressed or implied in the projections due to numerous factors, including many that are beyond our ability to control or predict. We cannot assure you that any of the Projections will be realized or that Aerohive’s future financial results will not materially vary from the Projections. Furthermore, while presented with numerical specificity, the Projections necessarily are based on numerous assumptions, many of which are beyond our control and difficult to predict, including with respect to industry performance, competitive factors, industry consolidation, general business, economic, regulatory, market and financial conditions, as well as matters specific to our business, including with respect to future business initiatives and changes to our business model for which we have no historical financial data, which assumptions may not prove to have been, or may no longer be, accurate. The Projections do not take into account any circumstances or events occurring after the date they were prepared, including the June 26, 2019 announcement of the Transactions or subsequent integration planning activities, and have not been updated since their respective dates of preparation. In addition, the Projections do not take into account any adverse effects that may arise out of the termination of the Transactions, and should not be viewed as accurate or continuing in that context.

The Projections were estimated in the context of the business, economic, regulatory, market and financial conditions that existed at that time, and the Projections have not been updated to reflect revised prospects for our business, changes in general business, economic, regulatory, market and financial conditions or any other transaction or event that has occurred or that may occur and that was not anticipated at the time the Projections were prepared. The Projections cover multiple years, and such information by its nature becomes less reliable with each successive year. They should not be utilized as public guidance and will not be provided in the ordinary course of our business in the future.

The inclusion of the Projections below should not be deemed an admission or representation by Aerohive, Evercore, Extreme or any of their respective affiliates with respect to such Projections or that the Projections included are viewed by Aerohive, Evercore, Extreme or any of their respective affiliates as material information regarding Aerohive. Aerohive in fact views the Projections as non-material because of the inherent risks and uncertainties associated with such Projections. The Projections are not being included in this Schedule 14D-9 to influence your decision whether to tender your Shares in the offer, but they are being included in this Schedule 14D-9 because such Projections, or portions thereof, were provided to the Board, Evercore and/or Extreme.

The information from the Projections should be evaluated, if at all, in conjunction with the historical financial statements and other information regarding Aerohive contained in our public filings with the SEC. In light of the foregoing factors and the uncertainties inherent in our Projections, stockholders are cautioned not to place undue, if any, reliance on the Projections included in this Schedule 14D-9, including in making a decision as to whether to tender their Shares in the Offer.

The Projections included in this Schedule 14D-9 have been prepared by, and are the responsibility of, Aerohive’s management.

The following tables present the Projections (which are unaudited) and certain historical data.

	Fiscal Year Ended December 31
(in $ millions)	2016A(1)	2017A	2018A	2019E	2020E	2021E	2022E	2023E
Product Revenue	$137	$113	$109	$103	$111	$121	$130	$138
Services Revenue	$33	$40	$46	$54	$62	$72	$80	$89

Revenue	$170	$154	$155	$157	$173	$192	$211	$227
Product Gross Profit	$94	$76	$70	$62	$66	$71	$76	$81
Services Gross Profit	$22	$29	$33	$39	$47	$55	$63	$69

Non-GAAP Gross Profit	$116	$105	$103	$101	$113	$126	$139	$150
Research & Development	($36)	($31)	($31)	($29)	($30)	($31)	($33)	($34)
Sales & Marketing	($73)	($60)	($57)	($50)	($50)	($53)	($59)	($61)
General & Administrative	($20)	($17)	($16)	($18)	($19)	($20)	($21)	($22)

Total Operating Expenses	($129)	($108)	($104)	($97)	($99)	($104)	($113)	($117)

Non-GAAP Operating Income (Loss)	($13)	($3)	($1)	$3	$14	$21	$27	$33

Non-GAAP EBITDA	($9)	($0)	$2	$5	$18	$25	$31	$38

Stock Based Compensation	($22)	($17)	($15)	($14)	($15)	($15)	($16)	($16)
D&A	$4	$3	$3	$3	$3	$4	$4	$5
Capex	($2)	($1)	($2)	($2)	($2)	($2)	($2)	($2)
Increase/(Decrease) in Deferred Revenue	$7	$4	$10	$8	$5	$5	$5	$5
Change in NWC (Excl. Def. Rev.)	($10)	$8	$3	$4	($2)	($1)	($1)	($2)

	Fiscal Year Ended December 31
(in $ millions)	3Q19E / 4Q19E(2)	2020E	2021E	2022E	2023E
Revenue	$83	$173	$192	$211	$227
EBITDA	$8	$18	$25	$31	$38
Stock-Based Compensation	($7)	($15)	($15)	($16)	($16)
EBITDA (less stock-based compensation)	$1	$3	$10	$15	$22
EBIT (less stock-based compensation)	($0)	($0)	$6	$11	$17
Less: Cash Taxes (Pre-NOL)	($0)	($0)	($0)	($1)	($2)
EBIAT	($0)	($1)	$6	$10	$15
Plus: Depreciation and Amortization	$2	$3	$4	$4	$5
Less: Capital Expenditures	($1)	($2)	($2)	($2)	($2)
Plus: Increase/(Decrease) in Deferred Revenue	$4	$5	$5	$5	$5
Plus: (Increase/Decrease in NWC (excl. Def. Rev.)	$6	($2)	($1)	($1)	($2)
Unlevered Free Cash Flow(3)	$11	$4	$12	$15	$20

(1)	Based on as-reported financials.
(2)	Reflects estimated financials for 3Q 2019 to 4Q 2019 only.
(3)

Terminal Year Unlevered Free Cash Flow calculated as EBIAT of $15mm, plus Depreciation and Amortization of $5mm, less Capital Expenditures of $5mm, plus Deferred Revenue of $5mm, less net working capital of $2mm.

As noted above, the Projections reflect numerous estimates and assumptions made with respect to industry performance, general business, economic, regulatory, market and financial conditions and other future events, including assumptions and estimates related to future business initiatives for which historical financial statements are not available, as well as matters specific to our business, all of which are difficult to predict and many of which are beyond our control.

This Schedule 14D-9 contains non-GAAP financial measures including EBIT, EBITDA (as defined below) and Unlevered Free Cash Flow. Our management included such measures in the Projections because it believed that such measures may be useful in evaluating, on a prospective basis, the potential operating performance and cash flow of Aerohive and the Surviving Corporation in the Merger. A material limitation associated with the use of the above non-GAAP financial measures is that they have no standardized measurement prescribed by GAAP and may not be comparable with similar non-GAAP financial measures used by other companies. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in accordance with GAAP.

The Projections are forward-looking statements. For information on factors that may cause Aerohive’s future results to materially vary, see “Item 8. Additional Information—Cautionary Statement Regarding Forward-Looking Statements.”

Opinion of Aerohive’s Financial Advisor.

Aerohive has retained Evercore to act as its financial advisor in connection with the transactions contemplated by the Merger Agreement. As part of this engagement, Aerohive requested that Evercore evaluate the fairness of the $4.45 per share cash consideration to be paid by Extreme pursuant to the Merger Agreement, from a financial point of view, to the holders of Shares. As discussed in the following paragraph, on June 26, 2019, Evercore delivered to the Board its oral opinion, confirmed by its delivery of a written opinion dated June 26, 2019, that, as of the date thereof, and subject to the assumptions, limitations, qualifications and conditions set forth in Evercore’s written opinion, the $4.45 per share cash consideration to be received by the holders of Shares in the Offer and the Merger is fair, from a financial point of view, to such holders.

The full text of Evercore’s written opinion, dated June 26, 2019, which sets forth, among other things, the assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of review undertaken by Evercore in delivering its opinion, is attached as Annex A to this solicitation/recommendation statement and is incorporated herein by reference in its entirety. The description of Evercore’s written opinion set forth in this solicitation/recommendation statement is qualified in its entirety by the full text of such opinion. Evercore’s opinion does not constitute a recommendation to the holders of Shares or to any other persons in respect of the Transactions, including as to how any holder of Shares should vote or act with respect to the Transactions, including the Offer. We encourage you to read Evercore’s opinion carefully and in its entirety.

Evercore’s opinion was provided for the information and benefit of the Board and was delivered to the Board in connection with its evaluation of whether the $4.45 per share cash consideration to be received by the holders of Shares in the Offer and the Merger is fair, from a financial point of view, to such holders, and did not address any other aspect or implication of the Merger Agreement or the Transactions, including the Offer. Evercore’s opinion did not address the relative merits of the Transactions as compared to other business or financial strategies that might be available to Aerohive, nor did it address the underlying business decision of Aerohive to engage in the Transactions.

Evercore’s opinion necessarily was based upon information made available to Evercore as of June 26, 2019, and financial, economic, monetary, market, regulatory and other conditions and circumstances as they existed and as could be evaluated on such date. Evercore has no obligation to update, revise or reaffirm its opinion based on subsequent developments.

The following is a summary of Evercore’s opinion, and is qualified in its entirety by the full text of such opinion attached as Annex A to this solicitation/recommendation statement. We encourage you to read Evercore’s written opinion carefully in its entirety:

In connection with delivering its opinion, Evercore, among other things:

(i)	reviewed certain publicly available business and financial information relating to Aerohive that Evercore deemed to be relevant, including publicly available research analysts’ estimates;

(ii)	reviewed certain non-public projected financial data relating to Aerohive prepared for and furnished to Evercore by Aerohive management, as approved for Evercore’s use by Aerohive (the “Forecasts”);

(iii)	discussed with Aerohive management their assessment of the past and current operations of Aerohive, the current financial condition and prospects of Aerohive, and the Forecasts;

(iv)	reviewed the reported prices and the historical trading activity of Shares;

(v)	compared the financial performance of Aerohive and its stock market trading multiples with those of certain other publicly traded companies that Evercore deemed relevant;

(vi)

compared the financial performance of Aerohive and the valuation multiples relating to the Transaction with the financial terms, to the extent publicly available, of certain transactions that Evercore deemed relevant;

(vii)	reviewed the financial terms and conditions of the Merger Agreement; and

(viii)	performed such other analyses and examinations and considered such other factors that Evercore deemed appropriate.

For purposes of its analysis and opinion, Evercore assumed and relied upon the accuracy and completeness of the financial and other information publicly available, and all of the information supplied or otherwise made available to, discussed with, or reviewed by Evercore, without any independent verification of such information (and Evercore has not assumed responsibility or liability for any independent verification of such information), and Evercore has further relied upon the assurances of the management of Aerohive that they are not aware of any facts or circumstances that would make such information inaccurate or misleading. With respect to the Forecasts, Evercore assumed with Aerohive’s consent that the Forecasts were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of management of Aerohive as to the future financial performance of Aerohive and the other matters covered thereby. Evercore expresses no view as to the Forecasts or the assumptions on which they are based.

For purposes of Evercore’s analysis and opinion, Evercore assumed, in all respects material to its analysis, that the representations and warranties of each party contained in the Merger Agreement are true and correct, that each party will perform all of the covenants and agreements required to be performed by it under the Merger Agreement and that all conditions to the consummation of the Transactions will be satisfied without waiver or modification thereof. Evercore further assumed, in all respects material to its analysis, that all governmental, regulatory or other consents, approvals or releases necessary for the consummation of the Transactions will be obtained without any delay, limitation, restriction or condition that would have an adverse effect on Aerohive or the consummation of the Transactions or reduce the contemplated benefits to the holders of the Aerohive common stock of the Transactions. In addition, Evercore relied, without independent verification, on the assessments of Aerohive management as to (i) the validity of, and risks associated with, Aerohive’s intellectual property, technology, products and services, and (ii) the marketability, commercial viability and market adoption of Aerohive’s current and future products and services.

Evercore did not conduct a physical inspection of the properties or facilities of Aerohive and has not made or assumed any responsibility for making any independent valuation or appraisal of the assets or liabilities (including any contingent, derivative or other off-balance sheet assets and liabilities) of Aerohive, nor has

Evercore been furnished with any such valuations or appraisals, nor has Evercore evaluated the solvency or fair value of Aerohive under any state or federal laws relating to bankruptcy, insolvency or similar matters. Evercore’s opinion is necessarily based upon information made available to it as of the date hereof and financial, economic, market and other conditions as they exist and as can be evaluated on the date hereof. It is understood that subsequent developments may affect Evercore’s opinion and that Evercore does not have any obligation to update, revise or reaffirm its opinion.

Evercore was not asked to pass upon, and expressed no opinion with respect to, any matter other than the fairness of the $4.45 per share cash consideration to be received by the holders of Shares in the Offer and the Merger, from a financial point of view, to such holders. Evercore does not express any view on, and its opinion does not address, the fairness of the proposed transaction to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors or other constituencies of Aerohive, nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of Aerohive, or any class of such persons, whether relative to the $4.45 per share cash consideration to be received by the holders of Shares in the Offer and the Merger or otherwise. Evercore was not asked to, nor does Evercore express any view on, and its opinion does not address, any other term or aspect of the Merger Agreement or the Transactions, including, without limitation, the structure or form of the Transactions, any offer to purchase, redeem or exchange, or consent solicitation undertaken with respect to, outstanding debt securities of Aerohive, or any term or aspect of any other agreement or instrument contemplated by the Merger Agreement or entered into or amended in connection with the Merger Agreement. Evercore opinion does not address the relative merits of the Transaction as compared to other business or financial strategies that might be available to Aerohive, nor does it address the underlying business decision of Aerohive to engage in the Transactions. Evercore’s opinion does not constitute a recommendation to the Board or to any other persons in respect of the Transactions, including as to whether any person should tender shares of Aerohive common stock in the offer or take any other action or omit to take any other action in respect of the Transactions. Evercore is not a legal, regulatory, accounting or tax expert and has assumed the accuracy and completeness of assessments by Aerohive and its advisors with respect to legal, regulatory, accounting and tax matters.

Summary of Material Financial Analyses

The following is a brief summary of the material financial analyses reviewed by Evercore with the Board in connection with delivering Evercore’s opinion. The summary of Evercore’s financial analyses described below is not a complete description of the analyses underlying its opinion. The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analyses and the application of those methods to the particular circumstances and, therefore, is not readily susceptible to summary description.

The summary of the analyses and reviews provided below includes information presented in tabular format. In order to fully understand Evercore’s analyses and reviews, the tables must be read together with the full text of each summary. The tables alone do not constitute a complete description of Evercore’s analyses and reviews. Considering the data in the tables below without considering the full description of the analyses and reviews, including the methodologies and assumptions underlying the analyses and reviews, could create a misleading or incomplete view of Evercore’s analyses and reviews.

To the extent that any of the quantitative data used in Evercore’s financial analyses or described in this section “Opinion of Aerohive’s Financial Advisor” is based on market data, it is based on market data as it existed on or before June 25, 2019, the last trading day prior to the delivery of Evercore’s opinion, and is not necessarily indicative of current market conditions.

Discounted Cash Flow Analysis

As part of its analysis, Evercore performed a discounted cash flow analysis, which is a method used to estimate the implied present value of an asset by calculating the present value of the estimated future cash flows to be generated by that asset. The present value of those future cash flows is then obtained by discounting those future cash flows or amounts by a discount rate.

Evercore’s discounted cash flow analysis was intended to estimate the implied present value, as of June 30, 2019, of (1) the unlevered, after-tax free cash flows that Aerohive would generate during the period from July 1, 2019 through December 31, 2023, plus (2) the estimated terminal value of Aerohive as of December 31, 2023, using the perpetuity growth methodology. Evercore performed its discounted cash flow analysis for Aerohive on a standalone basis and assumed the mid-year cash flow discounting convention. Evercore conducted its discounted cash flow analysis based on the financial projections prepared by Aerohive management as described above under “Projected Financial Information,” referred to herein as the “Management Case.”

Under the perpetuity growth methodology, Evercore estimated a terminal value for Aerohive by applying a perpetuity growth rate of 2.5% to 4.5% to the estimated fiscal year 2023 unlevered free cash flow, adjusted to assume an equivalent level of projected capital expenditure and projected depreciation and amortization. The cash flows and terminal value were then discounted to present value using a range of discount rates from 11.5% to 13.5%, based on an estimate of Aerohive’s weighted average cost of capital. Evercore estimated Aerohive’s weighted average cost of capital based on application of the capital asset pricing model, details regarding the capitalization of the companies included in the selected publicly traded companies analysis described below, and its professional judgment given the nature of Aerohive’s business and its industry. The resulting range of implied enterprise values for Aerohive was then reduced by the amount of Aerohive’s net debt (calculated as debt less cash and cash equivalents and short-term investments) as of June 21, 2019, to produce a range of implied equity values for Aerohive. Under the perpetuity growth methodology, Evercore’s discounted cash flow analysis indicated implied per-share equity values for Aerohive on a standalone basis of approximately $3.86 to $5.16.

Selected Public Companies Trading Multiples

Evercore reviewed publicly available financial and market information for Aerohive and the selected public companies listed in the table below, which were the companies Evercore deemed most relevant to consider in relation to Aerohive, based on Evercore’s professional judgment and experience.

Evercore reviewed, among other things, the enterprise values of the selected public companies as a multiple of estimated revenue and as a multiple of estimated earnings before interest, tax, depreciation, and amortization (“EBITDA”), for calendar years 2019 and 2020. The EBITDA for all of the selected public companies generally excludes the impact of stock-based compensation expense, amortization of acquired finite-lived intangibles and other non-recurring expenses.

The financial projections of the selected publicly traded companies used by Evercore for this analysis were based on publicly available estimates from research analysts and, in the case of Aerohive, based on, where available, historical financial and operating data for the period from January 1, 2019 through March 31, 2019 and the financial projections included in the Management Case and in publicly available research reports for Aerohive, which we refer to as the “Wall Street Case,” for the period from April 1, 2019 onwards. The Revenue multiples for calendar years 2019 and 2020 and the EBITDA multiples for calendar year 2020 for each of the selected public companies are set forth in the table below.

	TEV/Revenue		TEV/EBITDA
Company	2019E	2020E	2020E
Wi-Fi Solutions
Cisco	4.45x	4.28x	12.1x
HPE	0.91	0.90	5.2
Fortinet	5.57	4.91	18.1
Ubiquiti	7.38	6.75	20.1
Juniper	1.75	1.70	8.0
Extreme Networks	0.76	0.74	NA	(3)
NetGear	0.58	0.55	4.8
Control(1)	1.43	1.30	8.7

Mean	2.85x	2.64x	11.0x
Median	1.59	1.50	8.7

Enterprise Networking
Arista	7.08x	5.96x	16.0x
Citrix	4.38	4.19	11.7
F5 Networks	3.10	2.99	8.2
Mellanox(2)	4.65	4.24	11.1
NetScout	2.28	2.22	9.4
Radware	3.32	3.04	17.6
A10	1.78	1.60	NA	(3)

Mean	3.80x	3.46x	12.3x
Median	3.32	3.04	11.4

(1)	On 5/9/2019, SnapAV announced its merger with Control4; Control4 financials show unaffected data as of 5/8/2019.
(2)	On 3/11/2019, NVIDIA announced its acquisition of Mellanox; Mellanox financials show unaffected data as of 3/8/2019.
(3)	Denoted as “NA – Not Available” due to the lack of research estimates available.

Evercore estimated a reference range of Revenue multiples of 0.8x to 1.3x for the fiscal year ending December 31, 2019, based on its review of the Revenue multiples for the selected public companies for calendar year 2019. This analysis indicated implied equity values per share for Aerohive of approximately (a) $2.96 to $4.18 based on the financial projections included in the Management Case and (b) $2.92 to $4.12 based on the financial projections included in the Wall Street Case, in each case after accounting for net debt (calculated as debt less cash and cash equivalents and short-term investments) as of June 21, 2019.

Evercore then estimated a reference range of Revenue multiples of 0.7x to 1.2x for the fiscal year ending December 31, 2020, based on its review of the Revenue ratios for the selected public companies for calendar year 2020. This analysis indicated implied equity values per share for Aerohive of approximately (a) $2.89 to $4.24 based on the financial projections included in the Management Case and (b) $2.86 to $4.18 based on the financial projections included in the Wall Street Case, in each case after accounting for net debt as of June 21, 2019.

Evercore also estimated a reference range of EBITDA ratios of 8.0x to 11.0x for the fiscal year ending December 31, 2020, based on its review of the EBITDA ratios for the selected public companies for calendar year 2020. This analysis indicated implied equity values per share for Aerohive of approximately $3.23 to $4.06 based on the financial projections included in the Management Case, after accounting for net debt as of June 21, 2019.

Precedent Transaction Analysis

Evercore reviewed, to the extent publicly available, financial information relating to 58 precedent transactions involving companies that Evercore considered to be relevant to Aerohive’s business and industry. Evercore selected these transactions because they represented transactions of which Evercore was aware that were announced between April 2010 and May 2019 involving companies in the networking infrastructure hardware and software industry verticals, which Evercore considered, in its professional judgment and experience, most relevant to the proposed transaction. No company, business or transaction used in this analysis is identical or directly comparable to Aerohive or the proposed transaction. Accordingly, an evaluation of the results of this analysis is not entirely mathematical. Rather, this analysis involves complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the relative values of the selected companies.

Evercore reviewed transaction values and calculated the enterprise value implied for each target company (based on the consideration paid in the selected transaction) as a multiple of the target company’s estimated revenue (based on publicly available research analysts’ estimates) over the last 12 months (“LTM,” estimated for the prior 12 month-period measured from the transaction announcement date) and over the next 12 months (“NTM,” estimated for the next 12 month-period measured from the transaction announcement date). The financial data used by Evercore for the selected transactions were based on publicly available information at the time of announcement of the relevant transactions.

The announcement date and enterprise value to LTM and NTM Revenue multiples for each of the precedent transactions are set forth in the table below. Transactions denoted as “NA – Not Available” indicates data not publicly available.

Date Announced	Acquiror	Target	TEV / Revenue
			LTM	NTM
05/09/19	SnapAV	Control4	2.2x	2.1x
03/27/19	ON Semiconductor	Quantenna	4.2	3.6
03/04/19	Juniper Networks	Mist Systems	NA	NA
02/22/19	Casa Systems	NetComm	0.8	0.6
11/08/18	CommScope	Arris	1.1	1.0
11/27/17	Thoma Bravo	Barracuda Networks	3.7	3.5
10/26/17	Elliott Management	Gigamon	4.7	4.0
07/27/17	Mitel Networks	ShoreTel	1.2	1.2
05/23/17	Sonus Networks	Genband	1.0	NA
02/22/17	Arris	Ruckus WIreless	2.2	1.8
11/02/16	Broadcom	Brocade	2.6	2.3
09/19/16	Vista Equity Partners	Infoblox	3.7	3.5
09/14/16	Extreme Networks	Zebra Technologies, WLAN Business	NA	0.5
07/08/16	Siris Capital	Polycom	1.1	1.1
06/15/16	Cavium	Qlogic	2.2	2.1
04/04/16	Brocade	Ruckus Wireless	3.2	2.8
10/27/15	Cisco Systems	Lancope	NA	NA
10/12/15	Dell	EMC	2.8	2.6
09/29/15	Barracuda	Intronis	NA	NA
06/03/15	Cisco Systems	Piston Cloud Computing	NA	NA

Date Announced	Acquiror	Target	TEV / Revenue
			LTM	NTM
05/27/15	Fortinet	Meru Networks	0.4	0.4
05/26/15	HP	ConteXtream	NA	NA
04/22/15	Francisco Partners	Procera Networks	1.8	1.6
04/01/15	Cisco Systems	Embrane	NA	NA
03/02/15	HP	Aruba Networks	3.4	3.0
02/25/15	Avago Technologies	Emulex	1.4	1.5
12/15/14	Thoma Bravo	Riverbed Technology	3.2	3.0
10/13/14	EMC	The Cloudscaling Group	NA	NA
10/13/14	NetScout	Danaher Communications Business	3.0	NA
07/22/14	SIRIS Capital Group	Juniper Networks (Pulse Business)	3.7	NA
06/17/14	Cisco Systems	Tail-f Systems AB	NA	NA
05/22/14	F5 Networks	Defense.net Inc.	NA	NA
04/15/14	Zebra Technologies	Motorola Solutions, Enterprise Business	1.4	NA
12/16/13	Avago Technologies	LSI	2.5	2.4
11/13/13	Hon Hai	Ubee Interactive	1.1	NA
11/11/13	Mitel	Aastra Technologies	0.5	0.5
09/17/13	F5 Networks	Versafe	NA	NA
09/12/13	Extreme Networks	Enterasys Networks	0.5	NA
03/25/13	Oracle	Tekelec	NA	NA
02/11/13	F5 Networks	LineRate Systems	NA	NA
02/04/13	Oracle	Acme Packet	6.0	5.4
11/18/12	Cisco Systems	Meraki	NA	NA
07/30/12	Oracle	Xsigo Systems	NA	NA
07/23/12	VMware	Nicira	NA	NA
03/26/12	Oclaro	Opnext	0.4	0.4
02/22/12	F5 Networks	Traffix Communication Systems	NA	NA
01/30/12	Siemens	RuggedCom	4.1	NA
12/09/11	Thoma Bravo	Blue Coat Systems	1.9	2.0
11/07/11	Siris Capital Group (Consortium)	Tekelec	1.3	1.3
08/15/11	F5 Networks	Crescendo Networks	NA	NA
08/04/11	ADTRAN	Bluesocket	NA	NA
07/20/11	Dell	Force10 Networks	NA	NA
07/19/11	Riverbed Technology	Zeus Technology	8.1	NA
11/16/10	Juniper Networks	Trapeze Networks	2.2	NA
09/16/10	Calix	Occam Networks	NA	NA
07/19/10	Nokia Siemens Networks	Motorola Wireless Network Assets	NA	NA
05/10/10	Aruba	Azalea Networks	NA	NA
04/20/10	LM Ericsson Telephone Co.	LG-Nortel Co.	NA	NA

75th Percentile	3.4x	2.9x
Mean	2.5x	2.1x
Median	2.2x	2.0x
25th Percentile	1.1x	1.1x

Evercore then applied a reference range of LTM Revenue multiples of 1.0x to 2.0x as well as a reference range of NTM Revenue multiples of 0.75x to 1.75x, derived by Evercore based on its review of the precedent transactions (including taking into account growth rates and other relevant considerations) and its experience and professional judgment, to Aerohive’s estimated LTM and NTM Revenue as of March 31, 2019. A range of implied equity values for Aerohive was then calculated by reducing the range of implied enterprise values by the amount of Aerohive’s net debt (calculated as debt less cash and cash equivalents and short-term investments) as of June 21, 2019. The analysis for LTM Revenue indicated a per-share equity value reference range of approximately (a) $3.38 to $5.75 based on the financial projections included in the Management Case and (b) $3.38 to $5.75 based on the financial projections included in the Wall Street Case. The analysis for NTM Revenue indicated a per-share equity value reference range of approximately (a) $2.89 to $5.41 based on the financial projections included in the Management Case and (b) $2.88 to $5.37 based on the financial projections included in the Wall Street Case.

Other Factors

Premium Paid Analysis

Evercore reviewed and analyzed premiums paid in precedent transactions in the technology, media and telecommunications industries over the last 10 years. Based on its professional judgment and premiums in precedent transactions for acquisitions where the target is based in the U.S., Evercore applied a reference range of premiums of 20% to 50% to the unaffected price of Aerohive as of June 25, 2019 of $3.19, which was the closing price of the Shares on that date. This analysis indicated a per share equity value reference range of approximately $3.83 to $4.79 for Aerohive.

Research Analyst Price Targets

Evercore reviewed publicly available share price targets of research analysts’ estimates known to Evercore as of June 25, 2019, noting that the low and high share price targets ranged from $4.00 to $5.00 for Aerohive.

52-Week Trading Range

Evercore reviewed historical trading prices of the Shares during the 52-week period ended June 25, 2019, noting that the low and high closing prices during such period ranged from $3.19 to $5.09.

Miscellaneous

In arriving at its opinion, Evercore did not draw, in isolation, conclusions from or with regard to any factor or analysis considered by it. Rather, Evercore made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of the analyses. The order of the analyses and reviews described in the summary above and the results thereof do not represent the relative importance or weight given to these analyses and reviews by Evercore. Considering selected portions of the analyses and reviews in the summary set forth above, without considering the analyses and reviews as a whole, could create an incomplete or misleading view of the analyses and reviews underlying Evercore’s opinion. Evercore may have considered various assumptions more or less probable than other assumptions, so the range of valuations resulting from any particular analysis or combination of analyses described above should not be taken to represent Evercore’s view with respect to the actual value of Aerohive common stock.

For purposes of its analyses and reviews, Evercore considered industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Aerohive and its advisors. No company or business used in Evercore’s analyses and reviews as a comparison is identical to Aerohive, and an evaluation of the results of those analyses and reviews is not entirely mathematical. Rather, the analyses and reviews involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the companies, businesses or transactions used in Evercore’s analyses and reviews. The estimates contained in Evercore’s analyses and reviews and the ranges of valuations resulting from any particular analysis or review are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by Evercore’s analyses and reviews. In addition, analyses and reviews relating to the value of companies, businesses or securities do not purport to be appraisals or to reflect the prices at which companies, businesses or securities actually may be sold. Accordingly, the estimates used in, and the results derived from, Evercore’s analyses and reviews are inherently subject to substantial uncertainty, and Evercore assumes no responsibility if future results or values are materially different from those forecasted in such estimates.

Under the terms of Evercore’s engagement, Evercore provided Aerohive with financial advisory services and delivered a fairness opinion to the Board in connection with the transactions contemplated by the Merger Agreement. Pursuant to the terms of Evercore’s engagement letters with Aerohive, Aerohive has agreed to pay Evercore certain fees for its services in connection with its engagement, including an opinion fee and a success fee. Evercore is entitled to receive an opinion fee of $1 million, to be fully credited against any success fee actually paid to Evercore, which Evercore earned upon delivery of its opinion to the Board. In addition, Evercore is entitled to receive a success fee currently estimated to be approximately $4.3 million, which is contingent upon the completion of the transactions contemplated by the Merger Agreement. In addition, Aerohive has agreed to reimburse Evercore for up to $75,000 of expenses (including legal fees, expenses and disbursements) incurred in connection with its engagement and, prior to the date of this solicitation/recommendation statement, Aerohive had separately reimbursed Evercore for such expenses in an amount equal to $26,150.25. Aerohive has further agreed to indemnify Evercore and any of its members, partners, officers, directors, advisors, representatives, employees, agents, affiliates or controlling persons, if any, against certain liabilities and expenses arising out of Evercore’s engagement, any services performed by Evercore in connection therewith or any transactions contemplated thereby.

Aside from its ongoing work for Aerohive, Evercore has not in the past two years provided financial advisory or investment banking services to Aerohive for which Evercore has received compensation. Evercore has not in the past two years provided, and is not currently providing, financial advisory or investment banking services to Extreme or Purchaser for which Evercore has received compensation. In the future, Evercore may provide financial or other services to Aerohive or Extreme or Purchaser, and in connection with any such services Evercore may receive compensation.

In the ordinary course of business, Evercore or its affiliates may actively trade the securities, or related derivative securities, or financial instruments of Aerohive, Extreme and their respective affiliates, for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities or instruments.

The issuance of Evercore’s opinion was approved by an opinion committee of Evercore.

Item 5. Persons/Assets, Retained, Employed, Compensated or Used.

Under the terms of Evercore’s engagement, Aerohive has agreed to pay Evercore approximately $4.3 million, $1 million of which became payable in connection with the delivery of Evercore’s opinion, regardless of the conclusion reached therein, and the remainder of which is contingent upon consummation of the Merger. In addition, Aerohive has agreed to reimburse Evercore for its reasonable out-of-pocket expenses incurred in connection with Evercore’s engagement (and prior to the date of this Schedule 14D-9, Aerohive had reimbursed Evercore for a portion of such expenses in an amount equal to $26,150.25) and to indemnify Evercore and any of its members, partners, officers, directors, advisors, representatives, employees, agents, affiliates or controlling persons against specified liabilities arising out of, related to or in connection with Evercore’s engagement.

Neither Aerohive nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the stockholders of Aerohive on its behalf with respect to the Offer or related matters.

Item 6. Interest in Securities of the Subject Company.

Other than Shares issued in the ordinary course in connection with the exercise of Company Options, the settlement of Company RSUs and purchases pursuant to the ESPP, no transactions with respect to Shares have been effected during the sixty days prior to the date of this Schedule 14D-9 by Aerohive or, to Aerohive’s knowledge after making reasonable inquiry, by any of its executive officers, directors or affiliates.

Item 7. Purposes of the Transaction and Plans or Proposals.

Subject Company Negotiations.

Except as otherwise set forth in this Schedule 14D-9 (including in the Exhibits to this Schedule 14D-9) or as incorporated in this Schedule 14D-9 by reference, Aerohive is not currently undertaking or engaged in any negotiations in response to the Offer that relate to, or would result in, (i) a tender offer for, or other acquisition of, Shares by Aerohive, any of Aerohive’s subsidiaries or any other person, (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving Aerohive or any of its subsidiaries, (iii) any purchase, sale or transfer of a material amount of assets of Aerohive or any of its subsidiaries or (iv) any material change in the present dividend rate or policy, indebtedness or capitalization of Aerohive.

Except as described above or otherwise set forth in this Schedule 14D-9 (including in the Exhibits to this Schedule 14D-9) or as incorporated in this Schedule 14D-9 by reference, there are no transactions, resolutions of the Board, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the matters referred to in the preceding paragraph.

Aerohive has agreed that from the date of the Merger Agreement until the earlier of the date, if any, on which the Merger Agreement is terminated and the Effective Time, Aerohive will not, directly or indirectly, among other things, solicit, initiate, knowingly facilitate or knowingly encourage any alternative transaction proposals from third parties. In addition, Aerohive has agreed to certain procedures that it must follow in the event Aerohive receives an unsolicited alternative transaction proposal, including the payment of an $11.4 million termination fee in the event that Aerohive terminates the Merger Agreement in connection with any such proposal that is superior to the Purchaser’s proposal. See Section 11 of the Offer to Purchase, which is entitled “The Merger Agreement; Other Agreements,” which is incorporated herein by reference.

Item 8. Additional Information.

Regulatory Approvals.

General.

Aerohive is not aware of any governmental license or regulatory permit that appears to be material to Aerohive’s business that might be adversely affected by the acquisition of the Shares pursuant to the Offer or the Merger or, except as described below, of any approval or other action by any governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the Purchaser’s or Extreme’s acquisition or ownership of the Shares pursuant to the Offer or the Merger, as applicable. Should any of these approvals or other actions be required, Aerohive, Extreme, and the Purchaser currently contemplate that these approvals or other actions will be sought. There can be no assurance that (a) any of these approvals or other actions, if needed, will be obtained (with or without substantial conditions), (b) if these approvals were not obtained or these other actions were not taken adverse consequences would not result to Aerohive business, or (c) certain parts of Aerohive’s or Extreme’s, or any of Extreme’s subsidiaries’, businesses, would not have to be disposed of or held separate. The Purchaser’s obligation under the Offer to accept for exchange and pay for the Shares is subject to certain conditions. See Section 15 of the Offer to Purchase, which is entitled “Conditions to the Offer,” which is incorporated herein by reference.

Subject to the terms and conditions of the Merger Agreement, Extreme and Aerohive have agreed to use their reasonable best efforts to take, or cause to be taken, all appropriate actions and to do, or cause to be done, and to assist and cooperate with the other party or parties hereto in doing, all things necessary, proper or advisable under applicable law or otherwise to consummate and make effective the transactions contemplated by the Merger Agreement as promptly as practicable.

Notwithstanding the foregoing, none of Extreme or any of its respective subsidiaries is required to, and Aerohive may not and may not permit any of its subsidiaries to, without the prior written consent of Extreme, (A) sell, hold separate or otherwise dispose of all or a portion of its respective business, assets or properties, or conduct its business in a specified manner, (B) pay any amounts (other than the payment of filing fees and expenses and fees of counsel) or grant any counterparty to any contract any accommodation, or (C) limit in any manner whatsoever the ability of such entities to conduct, own, operate or control any of their respective businesses, assets or properties or of the businesses, properties or assets of the Aerohive or any of its subsidiaries. Notwithstanding the foregoing contrary, none of Extreme, Aerohive, or any of their respective affiliates shall be required to initiate, defend, participate in, continue, or appeal any Action in order to obtain the successful termination of any review of any review of any governmental authority regarding the transaction, or any related matter brought by or on behalf of any governmental authority.

HSR Act.

Under the HSR Act and the related rules that have been promulgated thereunder, the Offer may not be completed until Extreme files a Notification and Report Form with the Federal Trade Commission (the “FTC”) and the Antitrust Division of the U.S. Department of Justice (the “DOJ”) under the HSR Act, and the applicable waiting period has expired or been terminated, which is also a condition to the consummation of the Offer. The HSR Act also requires Aerohive to file a Notification Report Form with the FTC and DOJ.

Under the HSR Act and the rules and regulations promulgated thereunder by the FTC, the initial waiting period for a cash tender offer is 15 days, but this period may be shortened if the reviewing agency grants “early termination” of the waiting period, or it may be lengthened if the acquiring person voluntarily withdraws and re-files to allow a second 15-day waiting period, or if the reviewing agency issues a formal request for additional information and documentary material.

On July 8, 2019, Extreme and Aerohive filed a Premerger Notification and Report Form (“HSR Notice”) with the FTC and the Antitrust Division for review in connection with the Offer. Based on the July 8, 2019 filing, the waiting period applicable to the purchase of Shares pursuant to the Offer will expire at 11:59 p.m. (New York time) on July 23, 2019, unless the HSR Notice is withdrawn, the HSR Notice is withdrawn and re-filed or the waiting period is terminated or extended by a request for additional information and documentary material from the FTC or the Antitrust Division prior to that time.

At any time before or after consummation of the transactions, notwithstanding the termination or expiration of the waiting period under the HSR Act, the FTC or the DOJ could take such action under the antitrust laws as it deems necessary under the applicable statutes, including seeking to enjoin the completion of the Offer or the Merger, seeking divestiture of substantial assets of the parties, or requiring the parties to license, or hold separate, assets or terminate existing relationships and contractual rights. At any time before or after the completion of the transactions, and notwithstanding the termination or expiration of the waiting period under the HSR Act, any state could take such action under the antitrust laws as it deems necessary. Such action could include seeking to enjoin the completion of the Offer or the Merger or seeking divestiture of substantial assets of the parties, or requiring the parties to license, or hold separate, assets or terminate existing relationships and contractual rights. Private parties may also seek to take legal action under the antitrust laws under certain circumstances.

While we believe that the consummation of the Offer will not violate any antitrust laws, there can be no assurance that a challenge to the transactions on antitrust grounds will not be made, or if such a challenge is made, what the result will be.

German Antitrust Compliance

The German Act Against Restraints of Competition of 1958 (the “German ARC”) imposes a pre-merger notification requirement on all transactions that qualify as concentrations in the meaning of the law and meet certain specified turnover thresholds, which the Offer and the Merger meets. Accordingly, consummation of the Offer is conditional upon the Offer and the Merger being cleared by the Bundeskartellamt (Federal Cartel Office, “FCO”). Clearance can be granted explicitly or is also considered granted if, after a transaction has been notified, the applicable waiting periods expire without any decision by the FCO. Extreme notified the FCO of the proposed transaction to on July 5, 2019, and the parties anticipate receiving clearance during Phase I on or before August 5, 2019.

Appraisal Rights.

No appraisal rights are available in connection with the Offer and stockholders who tender their Shares in the Offer will not have appraisal rights in connection with the Merger. However, if Purchaser purchases Shares in the Offer and the Merger is consummated, holders of Shares immediately prior to the Effective Time who have not validly tendered such Shares in the Offer and who otherwise comply or have complied with the applicable requirements and procedures of Section 262 of the DGCL (including with respect to certain aggregate ownership requirements) will, subject to the conditions thereof, be entitled to seek appraisal of their Shares and the right to receive in cash the “fair value” of their Shares, as determined by the Delaware Court of Chancery, in accordance with Section 262 of the DGCL. Such appraised value may be greater than, the same as, or less than the Offer Price or the consideration payable in the Merger (which is equivalent to the Offer Price). Any stockholder contemplating the exercise of such appraisal rights should review carefully the provisions of Section 262 of the DGCL, particularly the procedural steps required to properly demand and perfect such rights. Stockholders should note that opinions of investment banking firms as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, are not opinions as to, and may not otherwise address, fair value under Section 262 of the DGCL.

THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE FULL TEXT OF SECTION 262 OF THE DGCL, WHICH IS ATTACHED TO THIS SOLICITATION AND RECOMMENDATION STATEMENT AS ANNEX B. UNLESS THE CONTEXT REQUIRES OTHERWISE, ALL REFERENCES IN SECTION 262 OF THE DGCL AND IN THIS SUMMARY TO A “STOCKHOLDER” OR A “HOLDER OF SHARES” ARE TO THE RECORD HOLDER OF SHARES.

Under the DGCL, if the Merger is completed, holders of Shares who (i) did not tender their Shares in the Offer; (ii) follow the procedures set forth in Section 262 of the DGCL to submit a written demand for appraisal of such holder’s Shares; (iii) continuously are the record holders of such Shares through the Effective Time; (iv) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose their appraisal rights; and (v) otherwise comply with the procedures and satisfy certain ownership thresholds set forth in Section 262, in each case in accordance with the DGCL, may be entitled to have their Shares appraised by the Delaware Court of Chancery and to receive payment of the “fair value” of such shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a fair rate of interest, if any, as determined by such court. However, after an appraisal petition has been filed, the Delaware Court of Chancery will dismiss appraisal proceedings as to all holders of Shares who asserted appraisal rights unless (a) the total number of shares for which appraisal rights have been pursued and perfected exceeds 1% of the outstanding Shares as measured in accordance with subsection (g) of Section 262 or (b) the value of the merger consideration in respect of such shares exceeds $1 million. We refer to these conditions as the “ownership thresholds.” Unless the Delaware Court of Chancery, in its discretion, determines otherwise for good cause shown, interest on the amount determined to be the “fair value” of the shares will accrue and compound quarterly from the effective time of the merger through the date the judgment is paid at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during such period; provided, however, that at any time before the Delaware Court of Chancery enters judgment in the appraisal proceeding, the Surviving Corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case any such interest will accrue after the time of such payment only on the amount that equals the sum of (1) the difference, if any, between the amount so paid and the “fair value” of the shares as determined by the Delaware Court of Chancery and (2) any interest accrued prior to the time of such voluntary payment, unless paid at such time. The Surviving Corporation is under no obligation to make such voluntary cash payment prior to such entry of judgment.

Under Section 262 of the DGCL, where a merger is approved under Section 251(h) of the DGCL, either a constituent corporation before the effective date of the merger, or the surviving corporation within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the Merger and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262 of the DGCL. THIS SCHEDULE 14D-9 CONSTITUTES THE FORMAL NOTICE OF APPRAISAL RIGHTS UNDER SECTION 262 OF THE DGCL.

Under Delaware law, the procedures to properly demand appraisal rights must be carried out by and in the name of those registered as the holders of record of Shares. Stockholders who are the beneficial owners but not the holders of record of Shares, and who wish to demand such appraisal rights, are advised to consult promptly with the holders of record as to the timely exercise of such rights and to cause such holders of record to make the appropriate demand and to otherwise comply with the requirements of Section 262 of the DGCL.

ANY HOLDER OF SHARES WHO WISHES TO EXERCISE APPRAISAL RIGHTS OR WISHES TO PRESERVE HIS, HER OR ITS RIGHT TO DO SO, SHOULD REVIEW THIS DISCUSSION AND ANNEX B CAREFULLY BECAUSE FAILURE TO FOLLOW THE PROCEDURES SET FORTH IN SECTION 262 OF THE DGCL MAY RESULT IN A TERMINATION OR LOSS OF APPRAISAL RIGHTS.

Any Aerohive stockholder wishing to exercise appraisal rights is urged to consult legal counsel before attempting to exercise such rights.

If an Aerohive stockholder elects to exercise appraisal rights under Section 262 of the DGCL, such stockholder must do all of the following:

(i)

within the later of the consummation of the Offer (which will occur at the date and time of the acceptance for payment of Shares pursuant to and subject to the conditions of the Offer) and 20 days after the date of this Schedule 14D-9, deliver to Aerohive at Aerohive Networks, Inc., 1011 McCarthy Boulevard, Milpitas, CA 95035, Attention: Corporate Secretary, a written demand for appraisal of the Shares held, which demand must reasonably inform Aerohive of the identity of the stockholder and that the stockholder is demanding appraisal;

(ii)	not tender his, her or its Shares in the Offer;

(iii)	continuously hold of record the Shares from the date on which the written demand for appraisal is made through the Effective Time; and

(iv)	comply with the procedures of Section 262 of the DGCL for perfecting appraisal rights thereafter.

In addition, one of the ownership thresholds must be met and a stockholder (or any person who is the beneficial owner of Shares held either in a voting trust or by a nominee on behalf of such person) or the Surviving Corporation must file a petition in the Delaware Court of Chancery demanding a determination of the value of the stock of all such stockholders within 120 days after the Effective Time. The Surviving Corporation is under no obligation to file any petition and has no intention of doing so.

If the Merger is consummated pursuant to Section 251(h) of the DGCL, the Surviving Corporation will deliver an additional notice of the effective date of the Merger on or within 10 days after the Effective Time to those holders of Shares who made a written demand for appraisal in accordance with Section 262 of the DGCL, as required by Section 262(d)(2) of the DGCL. Only stockholders who have submitted a written demand for appraisal in accordance with Section 262 of the DGCL and are entitled to appraisal rights will be entitled to receive such notice of the effective date of the Merger.

Appraisal Procedures.

The right to appraisal will be lost unless it is perfected by satisfaction of the requirements of Section 262 of the DGCL, the text of which is set forth in full in Annex B hereto. Mere failure to execute and return a Letter of Transmittal to the paying agent, or failure to deliver share certificates to the paying agent, as the case may be, does NOT satisfy the requirements of Section 262. Rather, a separate written demand for appraisal must be properly executed and timely delivered to Aerohive as described herein.

As provided under Section 262 of the DGCL, failure of a stockholder to make a written demand for appraisal (or failure of a beneficial owner of Shares to cause the record holder of such Shares to demand an appraisal of such Shares) within the time limits provided in Section 262 may result in the loss of such stockholder’s appraisal rights. The written demand for appraisal must be executed by or for the stockholder of record. The demand should set forth, fully and correctly, the stockholder’s name as it appears on the share certificate or certificates that represent such stockholder’s Shares or in the book entry that represents such stockholder’s Shares, as the case may be. If the Shares are owned of record in a fiduciary or representative capacity, such as by a trustee, executor, administrator, guardian, or attorney-in-fact, execution of the demand must be made in such capacity, and if the Shares are owned of record by more than one person, such as in a joint tenancy or tenancy in common, the demand must be executed by or for all joint owners. An authorized agent, including one of two or more joint owners, may execute the demand for appraisal for a stockholder of record; provided, however, that the agent must identify the record owner(s) and expressly disclose the fact that, in executing the demand, the agent is acting as agent for the record owner(s).

A record holder, such as a broker, fiduciary, depositary or other nominee, who holds Shares as a nominee for others, may exercise appraisal rights with respect to the Shares held for all or less than all beneficial owners of Shares as to which such person is the record owner. In such case, the written demand must set forth the number of Shares covered by such demand. Where the number of Shares is not expressly stated, the demand will be presumed to cover all Shares held in the name of such record owner.

A beneficial owner of Shares held in “street name” who wishes to exercise appraisal rights should take such actions as may be necessary to ensure that a timely and proper demand for appraisal is made by the record holder of such Shares. Securities held through brokerage firms, banks and other financial institutions are frequently deposited with and held of record in the name of a nominee of a central security deposit, such as The Depository Trust Company. In the case of Shares held through such a central securities depository nominee, a demand for appraisal of such Shares must be made by or on behalf of the depository nominee and must identify the depository nominee as the record holder. Any beneficial holder desiring appraisal who holds Shares through a nominee holder such as a brokerage firm, bank or other financial institution is responsible for ensuring that the demand for appraisal is made by the record holder of such Shares. The beneficial holder of such Shares who desires appraisal should instruct the nominee holder that the demand for appraisal must be made by the record holder of such Shares, which may be the nominee of a central security depository if the Shares have been so deposited. As required by Section 262, a demand for appraisal must reasonably inform Aerohive of the identity of the holder(s) of record (which may be a nominee as described above) and that such stockholder intends thereby to demand appraisal of such Shares.

Within 120 days after the Effective Time, but not thereafter, the Surviving Corporation or any holder of Shares who has complied with the provisions of Section 262 of the DGCL and is entitled to appraisal rights thereunder may commence an appraisal proceeding by filing a petition in the Delaware Court of Chancery demanding a determination of the fair value of the Shares held by all such holders who did not tender in the Offer and demand appraisal. If no such petition is filed within the 120-day period or if neither of the ownership thresholds is satisfied, appraisal rights will be lost for all holders of Shares who had previously demanded appraisal of their Shares. Aerohive as the Surviving Corporation is under no obligation, and has no present intention, to file such a petition and holders should not assume that Aerohive will file a petition or that it will initiate any negotiations with respect to the fair value of the Shares. Accordingly, any stockholder who wishes to perfect such stockholder’s appraisal rights will be required to initiate all necessary action to perfect their appraisal rights in respect of the Shares within the time prescribed in Section 262. Notwithstanding the foregoing, at any time within 60 days after the Effective Time, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the Merger. Notwithstanding that a demand for appraisal must be executed by or for a stockholder of record, a beneficial owner of Shares held either in a voting trust or by a nominee on behalf of such beneficial owner may, in such beneficial owner’s own name, file a petition for appraisal with respect to Shares beneficially owned by such person and as to which appraisal rights have properly been perfected.

Within 120 days after the Effective Time, any holder of Shares who has complied with the requirements for demanding appraisal rights will be entitled, upon written request, to receive from the Surviving Corporation a statement setting forth the aggregate number of Shares (other than any excluded stock, as such term is defined in Section 251(h) of the DGCL) that were the subject of, and were not tendered into, and accepted for purchase in, the Offer and with respect to which demands for appraisal have been received and the aggregate number of holders of such Shares. Such statement must be mailed (i) within ten days after a written request therefor has been received by the Surviving Corporation or (ii) within ten days after the expiration of the period for delivery of demands for appraisal, whichever is later. A beneficial owner of Shares held either in a voting trust or by a nominee on behalf of such beneficial owner may, in such beneficial owner’s own name, make such a request.

If a petition for an appraisal is timely filed with the Delaware Court of Chancery by a stockholder, service of a copy thereof must be made upon the Surviving Corporation, which will then be obligated within 20 days after such service to provide the Delaware Register in Chancery a duly verified list (the “Verified List”) containing the names and addresses of all stockholders who have demanded payment for their Shares and with whom agreements as to the value of their Shares has not been reached. The Delaware Register in Chancery, if so ordered by the Delaware Court of Chancery, shall give notice of the time and place fixed for the hearing of such petition by mail to the Surviving Corporation and the Aerohive stockholders shown on the Verified List at the addresses stated therein in accordance with Section 262. Such notice will also be published at least one week before the day of the hearing in a newspaper of general circulation published in the City of Wilmington, Delaware, or in another publication determined by the Delaware Court of Chancery. The costs of these notices are borne by the Surviving Corporation.

After notice to the stockholders as required by the Delaware Court of Chancery, the Delaware Court of Chancery is empowered to conduct a hearing on such petition to determine those stockholders who have complied with Section 262 and who have become entitled to appraisal rights. The Delaware Court of Chancery may require the stockholders who have demanded an appraisal for their Shares and who hold stock represented by certificates to submit their Share certificates to the Delaware Register in Chancery for notation thereon of the pendency of the appraisal proceeding and, if any such stockholder fails to comply with such direction, the Delaware Court of Chancery may dismiss the proceedings as to such stockholder. The Delaware Court of Chancery will dismiss appraisal proceedings as to all Aerohive stockholders who assert appraisal rights unless (a) the total number of shares for which appraisal rights have been pursued and perfected exceeds 1% of the outstanding Shares measured in accordance with subsection (g) of Section 262 or (b) the value of the merger consideration in respect of the shares for which appraisal rights have been pursued and perfected exceeds $1 million.

After the Delaware Court of Chancery determines which stockholders are entitled to appraisal, and that at least one of the ownership thresholds above has been satisfied in respect of the Aerohive stockholders seeking appraisal rights, the appraisal proceeding will be conducted in accordance with the rules of the Delaware Court of Chancery, including any rules specifically governing appraisal proceedings. Through the appraisal proceeding, the Delaware Court of Chancery will determine the “fair value” of the Shares subject to appraisal, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value.

Unless the Delaware Court of Chancery in its discretion determines otherwise for good cause shown, interest on the amount determined to be the fair value shall accrue from the Effective Time through the date of the payment of the judgment, will be compounded quarterly, and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date of payment of the judgment. However, the Surviving Corporation has the right, at any point prior to the Delaware Court of Chancery’s entry of judgment in the proceedings, to make a voluntary cash payment to each stockholder seeking appraisal. If the Surviving Corporation makes a voluntary cash payment pursuant to subsection (h) of Section 262, interest will accrue thereafter only on the sum of (i) the difference, if any, between the amount paid by the Surviving Corporation in such voluntary cash payment and the fair value of the shares as determined by the Delaware Court of Chancery and (ii) interest accrued before such voluntary cash payment, unless paid at that time.

Stockholders considering the exercise of appraisal rights should be aware that the fair value of their Shares as determined under Section 262 of the DGCL could be greater than, the same as, or less than the value of the Offer Price or the consideration payable in the Merger (which is equivalent to the Offer Price). Although Aerohive believes that the Offer Price or the consideration payable in the Merger (which is equivalent to the Offer Price) is fair, no representation is made as to the outcome of the appraisal of fair value as determined by the Delaware Court of Chancery. Neither Aerohive nor Extreme anticipates offering more than the Merger Consideration to any stockholder exercising appraisal rights, and each of Aerohive and Extreme reserves the right to make a voluntary cash payment pursuant to subsection (h) of Section 262 and to assert, in any appraisal proceeding, that for purposes of Section 262, the “fair value” of a Share is less than the Offer Price or the consideration payable in the Merger (which is equivalent to the Offer Price). In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered and that “[f]air price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court has stated that in making this determination of fair value the court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts which could be ascertained as of the date of the merger which throw any light on future prospects of the merged corporation. Section 262 provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger[.]” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court construed Section 262 to mean that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.”

Upon application by the Surviving Corporation or by any holder of Shares entitled to participate in the appraisal proceeding, so long as one of the ownership thresholds are met, the Delaware Court of Chancery may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any holder of Shares whose name appears on the Verified List and, if such Shares are represented by certificates and if so required, who has submitted such stockholder’s certificates of stock to the Delaware Register in Chancery, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights or that neither of the ownership thresholds is met. The Delaware Court of Chancery will direct the payment of the fair value of the Shares, together with interest, if any, by the Surviving Corporation to the stockholders entitled thereto. Payment will be so made to each such stockholder, in the case of holders of uncertificated stock, forthwith, and in the case of holders of Shares represented by certificates, upon the surrender to the Surviving Corporation of the certificate(s) representing such stock. The Delaware Court of Chancery’s decree may be enforced as other decrees in such court may be enforced.

The costs of the appraisal proceeding (which do not include attorneys’ fees or the fees and expenses of expert witnesses) may be determined by the Delaware Court of Chancery and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may also order that all or a portion of the expenses incurred by any stockholder in connection with an appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts utilized in the appraisal proceeding, be charged pro rata against the value of all the Shares entitled to be appraised. Absent such an order, each party is responsible for his, her or its own expenses.

From and after the Effective Time, no stockholder who has demanded an appraisal in compliance with Section 262 of the DGCL is entitled to vote any Shares for any purpose or is entitled to the payment of dividends or other distributions on any Shares (except dividends or other distributions, if any, payable to stockholders of record as of a record date prior to the Effective Time).

If any stockholder who demands appraisal of such stockholder’s Shares under Section 262 of the DGCL fails to perfect, or effectively withdraws or loses, such stockholder’s right to appraisal, as provided in the DGCL, the Shares of such stockholder will be deemed to have been converted at the Effective Time into the right to receive the consideration payable in connection with the Merger, which is equal to the Offer Price, without interest.

At any time within 60 days after the Effective Time, any stockholder who has demanded appraisal and who has not commenced an appraisal proceeding or joined that proceeding as a named party has the right to withdraw the demand and accept the consideration offered in the Merger. After that period, a stockholder may withdraw a demand for appraisal only with the written consent of the Surviving Corporation. No appraisal proceeding in the Delaware Court of Chancery will be dismissed as to any stockholder, however, without the approval of the Delaware Court of Chancery, which may be conditioned on such terms as the Delaware Court of Chancery deems just; provided, however, that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the Merger within 60 days of the Effective Time.

FAILURE TO FOLLOW THE PROCEDURES SET FORTH IN SECTION 262 OF THE DGCL MAY RESULT IN A TERMINATION OR LOSS OF APPRAISAL RIGHTS UNDER SECTION 262 OF THE DGCL.

Business Combination Statute.

Section 203 of the DGCL generally prohibits an “interested stockholder” (which generally includes any person who, together with its affiliates and associates, beneficially owns 15% or more of a corporation’s outstanding voting stock) from engaging in a “business combination” (which includes a merger, consolidation, a sale of a significant amount of assets and a sale of stock) with certain Delaware corporations for three years following the time such person became an interested stockholder, unless:

(i)

before such person became an interested stockholder, the board of directors of the corporation approved either the business combination or the transaction in which the interested stockholder became an interested stockholder;

(ii)

upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding, only for purposes of determining the number of shares of voting stock outstanding (but not for determining the number of shares of outstanding voting stock owned by the interested stockholder), stock held (x) by directors who are also officers and (y) by employee stock plans that do not allow plan participants to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer); or

(iii)

the business combination is (x) approved by the board of directors of the corporation and (y) authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the corporation which is not owned by the interested stockholder.

Neither Extreme nor Purchaser is, nor at any time for the past three years has been, an “interested stockholder” of Aerohive as defined in Section 203 of the DGCL. In addition, in connection with its approval of the Merger Agreement and the Offer, the Merger and the other transactions contemplated by the Merger Agreement, the Board adopted a resolution approving the Merger Agreement and the Offer, the Merger and the other transactions contemplated by the Merger Agreement, including the Tender and Support Agreements, for purposes of Section 203 of the DGCL.

Stockholder Approval Not Required.

If the Offer is consummated, Aerohive does not anticipate seeking the approval of Aerohive’s remaining public stockholders before effecting the Merger. Section 251(h) of the DGCL provides that following consummation of a successful tender offer for a publicly-traded corporation, and subject to certain statutory provisions, if the acquirer holds at least the amount of shares of each class of stock of the target corporation that would otherwise be required to approve a merger for the target corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, the acquirer can effect a merger without the action of the other stockholders of the target corporation. Accordingly, if the Purchaser consummates the Offer, the Merger Agreement contemplates that the parties may effect the closing of the Merger without a vote of the stockholders of Aerohive in accordance with Section 251(h) of the DGCL.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Schedule 14D-9 contains certain statements that constitute forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding the satisfaction of conditions to the completion of the proposed transaction and the expected completion of the proposed transaction, as well as other statements that are not historical fact. These forward-looking statements are based on currently available information, as well as Aerohive’s views and assumptions regarding future events as of the time such statements are being made. Such forward-looking statements are subject to inherent risks and uncertainties. Accordingly, actual results may differ materially and adversely from those expressed or implied in such forward-looking statements. Such risks and uncertainties include, but are not limited to, general economic, business and market conditions, the potential failure to satisfy conditions to the completion of the proposed transaction due to the failure to receive a sufficient number of tendered shares in the Offer, as well as those described in cautionary statements contained elsewhere herein and in Aerohive’s periodic reports filed with the SEC including the statements set forth under the heading “Risk Factors” set forth in Aerohive’s most recent annual report on Form 10-K, as amended, and subsequent quarterly reports on Form 10-Q, and this Schedule 14D-9 and other documents filed by Aerohive. As a result of these and other risks, the proposed transaction may not be completed on the timeframe expected or at all. These forward-looking statements reflect Aerohive’s expectations as of the date of this report. All of the materials related to the Offer (and all other offer documents filed with the SEC) are available at no charge from the SEC through its website at www.sec.gov. Holders of Shares also may obtain free copies of the documents filed with the SEC at the investor relations section of Aerohive’s website at ir.aerohive.com. While Aerohive may elect to update any such forward-looking statements in the future, Aerohive specifically disclaims any obligation to do so, even if expectations change, except as required by law.

WHERE YOU CAN FIND MORE INFORMATION

Aerohive is subject to the informational requirements of the Exchange Act and in accordance therewith file periodic reports, proxy statements and other information with the SEC relating to their business, financial condition and other matters. Aerohive is required to disclose in such proxy statements certain information, as of particular dates, concerning its directors and officers, their remuneration, stock options granted to them, the principal holders of their securities and any material interest of such persons in transactions with Aerohive. Such reports, proxy statements and other information may be inspected at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. Copies of such material can also be obtained at prescribed rates from the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549, or free of charge at the web site maintained by the SEC at www.sec.gov.

The SEC allows Aerohive to “incorporate by reference” information into this Schedule 14D-9, which means that Aerohive can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this Schedule 14D-9, except for any information superseded by information contained directly in this Schedule 14D-9.

Aerohive incorporates by reference in this Schedule 14D-9 the following documents filed with the SEC pursuant to the Exchange Act (other than information furnished pursuant to Item 2.02 or Item 7.01 of a Current Report on Form 8-K):

•	Annual Report on Form 10-K for the fiscal year ended December 31, 2018, filed on March 1, 2019;

•	Quarterly Report on Form 10-Q for the quarter ended March 31, 2019, filed on May 8, 2019;

•	Current Reports on Form 8-K filed on May 26, 2019, May 8, 2019, April 15, 2019, March 22, 2019 and February 6, 2019; and

•	Definitive Proxy Statement for Aerohive’s 2019 Annual Meeting, filed on April 9, 2019.

Aerohive also incorporates by reference any future filings made by it with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act (excluding any information furnished pursuant to Item 2.02 or Item 7.01 of any such Current Report on Form 8-K that is filed in the future and is not deemed filed under the Exchange Act).

Item 9. Exhibits.

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase dated July 12, 2019 (incorporated by reference to Exhibit (a)(1)(i) to the Schedule TO filed by Extreme Networks, Inc. with the SEC on July 12, 2019).

(a)(1)(B)	Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(ii) to the Schedule TO filed by Extreme Networks, Inc. with the SEC on July 12, 2019).

(a)(1)(C)	Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(iii) to the Schedule TO filed by Extreme Networks, Inc. with the SEC on July 12, 2019).

(a)(1)(D)	Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(iv) to the Schedule TO filed by Extreme Networks, Inc. with the SEC on July 12, 2019).

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(v) to the Schedule TO filed by Extreme Networks, Inc. with the SEC on July 12, 2019).

(a)(2)*	Letter to stockholders of Aerohive, Inc.

(a)(5)(A)	Joint Press Release of Aerohive Networks, Inc. and Extreme Networks, Inc. dated June 26, 2019 (incorporated by reference to Exhibit 99.2 to the Form 8-K filed by Aerohive Networks, Inc. with the SEC on June 26, 2019).

(a)(5)(B)	Summary Advertisement as published in The New York Times on July 12, 2019 (incorporated by reference to Exhibit (a)(1)(vi) to the Schedule TO filed by Extreme Networks, Inc. with the SEC on July 12, 2019).

(a)(5)(C)	Opinion of Evercore Group L.L.C. dated June 26, 2019 (included as Annex A to this Schedule 14D-9)

(a)(5)(D)

Transcript of portions of the conference call held by Extreme Networks, Inc. on June 26, 2019 and relating to the proposed acquisition of Aerohive Networks, Inc. (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Extreme Networks, Inc. with the SEC on June 26, 2019).

(a)(5)(E)	Letter to both Aerohive Networks, Inc. and Extreme Networks, Inc. customers dated June 26, 2019 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Extreme Networks, Inc. with the SEC on June 26, 2019).

(a)(5)(F)	Letter to both Aerohive Networks, Inc. and Extreme Networks, Inc. partners dated June 26, 2019 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Extreme Networks, Inc. with the SEC on June 26, 2019).

(a)(5)(G)	Letter to Aerohive Networks, Inc. employees dated June 26, 2019 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Extreme Networks, Inc. with the SEC on June 26, 2019).

(a)(5)(H)	Extreme Networks, Inc. and Aerohive Networks, Inc. Customer Q&A dated June 26, 2019 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Extreme Networks, Inc. with the SEC on June 26, 2019).

(a)(5)(I)	Aerohive Networks, Inc. Employee Q&A dated June 26, 2019 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Extreme Networks, Inc. with the SEC on June 26, 2019).

(a)(5)(J)	Extreme Networks, Inc. Employee Q&A dated June 26, 2019 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Extreme Networks, Inc. with the SEC on June 26, 2019).

Exhibit No.	Description

(a)(5)(K)	Extreme Networks, Inc. and Aerohive Networks, Inc. Investor Q&A dated June 26, 2019 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Extreme Networks, Inc. with the SEC on June 26, 2019).

(a)(5)(L)	Extreme Networks, Inc. and Aerohive Networks, Inc. Partner Q&A dated June 26, 2019 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Extreme Networks, Inc. with the SEC on June 26, 2019).

(a)(5)(M)	Email sent to Aerohive employees (incorporated by reference to Exhibit 99.1 to the Schedule 14D9-C filed by Aerohive Networks, Inc. with the SEC on June 27, 2019).

(a)(5)(N)	Presentation materials for all hands meeting with Aerohive employees (incorporated by reference to Exhibit 99.2 to the Schedule 14D9-C filed by Aerohive Networks, Inc. with the SEC on June 27, 2019).

(a)(5)(O)	Form of letter sent to Aerohive employees (incorporated by reference to Exhibit 99.3 to the Schedule 14D9-C filed by Aerohive Networks, Inc. with the SEC on June 27, 2019).

(a)(5)(P)	Form of letter sent to Aerohive partners (incorporated by reference to Exhibit 99.4 to the Schedule 14D9-C filed by Aerohive Networks, Inc. with the SEC on June 27, 2019).

(a)(5)(Q)	Form of letter sent to Aerohive customers (incorporated by reference to Exhibit 99.5 to the Schedule 14D9-C filed by Aerohive Networks, Inc. with the SEC on June 27, 2019).

(a)(5)(R)	Frequently Asked Questions sent to Aerohive employees (incorporated by reference to Exhibit 99.6 to the Schedule 14D9-C filed by Aerohive Networks, Inc. with the SEC on June 27, 2019).

(a)(5)(S)	Form of letter sent to Dell customers (incorporated by reference to Exhibit 99.1 to the Schedule 14D9-C filed by Aerohive Networks, Inc. with the SEC on July 1, 2019).

(a)(5)(T)	Form of letter sent to Aerohive partners (incorporated by reference to Exhibit 99.1 to the Schedule 14D9-C filed by Aerohive Networks, Inc. with the SEC on July 8, 2019).

(a)(5)(U)	Frequently Asked Questions sent to Aerohive employees (incorporated by reference to Exhibit 99.1 to the Schedule 14D9-C filed by Aerohive Networks, Inc. with the SEC on July 10, 2019).

(e)(1)	Agreement and Plan of Merger dated June 26, 2019, by and among Aerohive Networks, Inc., Extreme Networks, Inc. and Clover Merger Sub, Inc. (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by Aerohive Networks, Inc. with the SEC on June 26, 2019).

(e)(2)	Mutual Non-Disclosure Agreement dated April 1, 2019, by and between Aerohive Networks, Inc. and Extreme Networks, Inc. (incorporated by reference to Exhibit (d)(2) to the Schedule TO filed by Extreme Networks, Inc. with the SEC on July 12, 2019).

(e)(3)	Letter Agreement dated May 31, 2019, by and between Aerohive Networks, Inc. and Extreme Networks, Inc. (incorporated by reference to Exhibit (d)(4) to the Schedule TO filed by Extreme Networks, Inc. with the SEC on July 12, 2019).

(e)(4)	Tender and Support Agreement dated June 26, 2019, by and among Extreme Networks, Inc., Clover Merger Sub, Inc., David K. Flynn, Frank Marshall, John Gordon Payne, Remo Canessa, Curt Evander Garner III, Conway “Todd” Rulon-Miller and Ingrid Burton (incorporated by reference to Exhibit 99.2 to the Form 8-K filed by Aerohive Networks, Inc. with the SEC on June 26, 2019).

(e)(5)*	Form of Indemnification Agreement.

*	Filed herewith

Annex A

6/26/2019

The Board of Directors

Aerohive Networks, Inc.

1011 McCarthy Blvd.

Milpitas, CA 95035

Members of the Board of Directors:

We understand that Aerohive Networks, Inc. (the “Company”) proposes to enter into an Agreement and Plan of Merger, dated as of June 26, 2019 (the “Merger Agreement” and the transactions contemplated thereby, the “Transaction”), with Extreme Networks, Inc., a Delaware corporation (“Parent”), and Clover Merger Sub, Inc. a Delaware corporation and wholly-owned subsidiary of Parent (“Purchaser”). Pursuant to the Merger Agreement, and subject to the terms and conditions thereof, (i) Purchaser will commence a tender offer (the “Offer”) to acquire all of the outstanding shares of the Company’s common stock, par value $0.001 per share (the “Company Common Stock”), at a price of $4.45 per share in cash (the “Consideration”), without interest and subject to any applicable withholding taxes, and (ii) as soon as practicable following the consummation of the Offer, the Purchaser will merge with and into the Company, with the Company surviving as a wholly-owned subsidiary of Parent, pursuant to the provisions of Section 251(h) of the General Corporation Law of the State of Delaware (the “Merger”), and each share of Company Common Stock issued and outstanding immediately prior to the effective time of the Merger, other than any shares of Company Common Stock (a) that are owned by or held in the treasury of the Company, or owned by Parent or any direct or indirect wholly-owned subsidiaries of Parent or the Company, or (b) Dissenting Shares (as defined in the Merger Agreement), will be converted into the right to receive the Consideration. The terms and conditions of the Transaction are more fully set forth in the Merger Agreement.

The Board of Directors has asked us whether, in our opinion, the Consideration to be received by holders of the Company Common Stock in the Transaction is fair, from a financial point of view, to such holders.

In connection with rendering our opinion, we have, among other things:

(i)	reviewed certain publicly available business and financial information relating to the Company that we deemed to be relevant, including publicly available research analysts’ estimates;

(ii)	reviewed certain internal projected financial data relating to the Company prepared and furnished to us by management of the Company, as approved for our use by the Company (the “Forecasts”);

(iii)	discussed with management of the Company their assessment of the past and current operations of the Company, the current financial condition and prospects of the Company, and the Forecasts;

(iv)	reviewed the reported prices and the historical trading activity of the Company Common Stock;

(v)	compared the financial performance of the Company and its stock market trading multiples with those of certain other publicly traded companies that we deemed relevant;

(vi)

compared the financial performance of the Company and the valuation multiples relating to the Transaction with the financial terms, to the extent publicly available, of certain other transactions that we deemed relevant;

(vii)	reviewed the financial terms and conditions of the Merger Agreement; and

(vii)	performed such other analyses and examinations and considered such other factors that we deemed appropriate.

For purposes of our analysis and opinion, we have assumed and relied upon the accuracy and completeness of the financial and other information publicly available, and all of the information supplied or otherwise made available to, discussed with, or reviewed by us, without any independent verification of such information (and have not assumed responsibility or liability for any independent verification of such information), and have further relied upon the assurances of the management of the Company that they are not aware of any facts or circumstances that would make such information inaccurate or misleading. With respect to the Forecasts, we have assumed with your consent that they have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of management of the Company as to the future financial performance of the Company and the other matters covered thereby. We express no view as to the Forecasts or the assumptions on which they are based.

For purposes of our analysis and opinion, we have assumed, in all respects material to our analysis, that the representations and warranties of each party contained in the Merger Agreement are true and correct, that each party will perform all of the covenants and agreements required to be performed by it under the Merger Agreement and that all conditions to the consummation of the Transaction will be satisfied without waiver or modification thereof. We have further assumed, in all respects material to our analysis, that all governmental, regulatory or other consents, approvals or releases necessary for the consummation of the Transaction will be obtained without any delay, limitation, restriction or condition that would have an adverse effect on the Company or the consummation of the Transaction or reduce the contemplated benefits to the holders of the Company Common Stock of the Transaction. In addition, we have relied, without independent verification, on the assessments of the management of the Company as to (i) the validity of, and risks associated with, the Company’s intellectual property, technology, products and services, and (ii) the marketability, commercial viability and market adoption of the Company’s current and future products and services.

We have not conducted a physical inspection of the properties or facilities of the Company and have not made or assumed any responsibility for making any independent valuation or appraisal of the assets or liabilities (including any contingent, derivative or other off-balance sheet assets and liabilities) of the Company, nor have we been furnished with any such valuations or appraisals, nor have we evaluated the solvency or fair value of the Company under any state or federal laws relating to bankruptcy, insolvency or similar matters. Our opinion is necessarily based upon information made available to us as of the date hereof and financial, economic, market and other conditions as they exist and as can be evaluated on the date hereof. It is understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise or reaffirm this opinion.

We have not been asked to pass upon, and express no opinion with respect to, any matter other than the fairness to the holders of the Company Common Stock, from a financial point of view, of the Consideration. We do not express any view on, and our opinion does not address, the fairness of the proposed transaction to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors or other constituencies of the Company, nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company, or any class of such persons, whether relative to the Consideration or otherwise. We have not been asked to, nor do we express any view on, and our opinion does not address, any other term or aspect of the Merger Agreement or the Transaction, including, without limitation, the structure or form of the Transaction, any offer to purchase, redeem or exchange, or consent solicitation undertaken with respect to, outstanding debt securities of the Company, or any term or aspect of any other agreement or instrument contemplated by the Merger Agreement or entered into or amended in connection with the Merger Agreement. Our opinion does not address the relative merits of the Transaction as compared to other business or financial strategies that might be available to the Company, nor does it address the underlying business decision of the Company to engage in the Transaction. Our opinion does not constitute a recommendation to the Board of Directors or to any other persons in respect of the Transaction, including as to whether any person should tender shares of the Company Common Stock in the Offer or take any other action or omit to take any other action in respect of the Transaction. We are not legal, regulatory, accounting or tax experts and have assumed the accuracy and completeness of assessments by the Company and its advisors with respect to legal, regulatory, accounting and tax matters.

We have acted as financial advisor to the Board of Directors in connection with the Transaction and will receive a fee for our services, a portion of which is payable upon rendering this opinion and a substantial portion of which is contingent upon the consummation of the Transaction. The Company has also agreed to reimburse our expenses and to indemnify us against certain liabilities arising out of our engagement. During the two year period prior to the date hereof, Evercore Group L.L.C. and its affiliates have provided financial advisory services to the Company and received limited expense reimbursement. In addition, during the two year period prior to the date hereof, Evercore Group L.L.C. and its affiliates have not been engaged to provide financial advisory or other services to Parent or the Purchaser and we have not received any compensation from the Parent or the Purchaser during such period. We may provide financial advisory or other services to the Company, Parent, and the Purchaser in the future, and in connection with any such services we may receive compensation.

Evercore Group L.L.C. and its affiliates engage in a wide range of activities for our and their own accounts and the accounts of customers, including corporate finance, mergers and acquisitions, equity sales, trading and research, private equity, placement agent, asset management and related activities. In connection with these businesses or otherwise, Evercore Group L.L.C. and its affiliates and/or our or their respective employees, as well as investment funds in which any of them may have a financial interest, may at any time, directly or indirectly, hold long or short positions and may trade or otherwise effect transactions for their own accounts or the accounts of customers, in debt or equity securities, senior loans and/or derivative products or other financial instruments of or relating to the Company, Parent, the Purchaser, potential parties to the Transaction and/or any of their respective affiliates or persons that are competitors, customers or suppliers of the Company, Parent, or the Purchaser.

Our financial advisory services and this opinion are provided for the information and benefit of the Board of Directors (in its capacity as such) in connection with its evaluation of the proposed Transaction. The issuance of this opinion has been approved by an Opinion Committee of Evercore Group L.L.C.

This opinion may not be disclosed, quoted, referred to or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written approval, except the Company may reproduce this opinion in full in any document that is required to be filed with the U.S. Securities and Exchange Commission and required to be mailed by the Company to its stockholders relating to the Transaction.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration to be received by holders of the Company Common Stock in the Transaction is fair, from a financial point of view, to such holders.

Very truly yours,

EVERCORE GROUP L.L.C.

By:	/s/ Jeffrey M. Reisenberg
Jeffrey M. Reisenberg
Senior Managing Director

Annex B

Section 262 of the General Corporation Law of the State of Delaware.

§ 262 Appraisal rights [For application of this section, see 79 Del. Laws, c. 72, § 22; 79 Del. Laws, c. 122, § 12; 80 Del. Laws, c. 265, § 18; and 81 Del. Laws, c. 354, § 17]

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation (or, in the case of a merger pursuant to § 251(h), as of immediately prior to the execution of the agreement of merger), were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4) In the event of an amendment to a corporation’s certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word “amendment” substituted for the words “merger or consolidation,” and the word “corporation” substituted for the words “constituent corporation” and/or “surviving or resulting corporation.”

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d), (e), and (g) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation (or, in the case of a merger approved pursuant to § 251(h) of this title, the aggregate number of shares (other than any excluded stock (as defined in § 251(h)(6)d. of this title)) that were the subject of, and were not tendered into, and accepted for purchase or exchange in, the offer referred to in § 251(h)(2)), and, in either case, with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder. If immediately before the merger or consolidation the shares of the class or series of stock of the constituent corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

8 Del. C. 1953, § 262; 56 Del. Laws, c. 50; 56 Del. Laws, c. 186, § 24; 57 Del. Laws, c. 148, §§ 27-29; 59 Del. Laws, c. 106, § 12; 60 Del. Laws, c. 371, §§ 3-12; 63 Del. Laws, c. 25, § 14; 63 Del. Laws, c. 152, §§ 1, 2; 64 Del. Laws, c. 112, §§ 46-54; 66 Del. Laws, c. 136, §§ 30-32; 66 Del. Laws, c. 352, § 9; 67 Del. Laws, c. 376, §§ 19, 20; 68 Del. Laws, c. 337, §§ 3, 4; 69 Del. Laws, c. 61, § 10; 69 Del. Laws, c. 262, §§ 1-9; 70 Del. Laws, c. 79, § 16; 70 Del. Laws, c. 186, § 1; 70 Del. Laws, c. 299, §§ 2, 3; 70 Del. Laws, c. 349, § 22; 71 Del. Laws, c. 120, § 15; 71 Del. Laws, c. 339, §§ 49-52; 73 Del. Laws, c. 82, § 21; 76 Del. Laws, c. 145, §§ 11-16; 77 Del. Laws, c. 14, §§ 12, 13; 77 Del. Laws, c. 253, §§ 47-50; 77 Del. Laws, c. 290, §§ 16, 17; 79 Del. Laws, c. 72, §§ 10, 11; 79 Del. Laws, c. 122, §§ 6, 7; 80 Del. Laws, c. 265, §§ 8-11; 81 Del. Laws, c. 354, §§ 9, 10, 17.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.

AEROHIVE NETWORKS, INC.

By:	/s/ David K. Flynn
Name: David K. Flynn
Title: President and Chief Executive Officer Chair of the Board of Directors

Dated: July 12, 2019